Exhibit 99.1

TELESAT CANADA

Quarterly Report

For the Three and Nine Month Periods Ended September 30, 2010

PART I.           FINANCIAL INFORMATION

Item 1.    Financial Statements

TELESAT HOLDINGS INC.
CONSOLIDATED STATEMENTS OF EARNINGS

FOR THE PERIOD ENDED SEPTEMBER 30			Three months		Nine months

(in thousands of Canadian dollars) (unaudited)	Notes	2010	2009	2010	2009
Operating revenues
Service revenues		202,923	181,984	599,448	578,228
Equipment sales revenues		6,631	4,994	14,672	13,982
Total operating revenues	(2)	209,554	186,978	614,120	592,210

Amortization		62,790	58,526	187,769	183,399
Operations and administration		45,597	55,609	140,256	173,107
Cost of equipment sales		4,897	3,734	11,365	12,150
Total operating expenses		113,284	117,869	339,390	368,656
Earnings from operations		96,270	69,109	274,730	223,554
Interest expense		(62,683)	(67,134)	(192,502)	(204,933)
Loss on changes in fair value of financial instruments		(51,365)	(94,918)	(47,577)	(131,499)
Gain on foreign exchange		106,181	273,123	71,679	460,808
Other (expense) income		1,115	33,339	(193)	31,196
Earnings before income taxes		89,518	213,519	106,137	379,126
Income tax expense	(3)	(10,163)	(10,095)	(18,984)	(27,742)
Net earnings		79,355	203,424	87,153	351,384
Net earnings applicable to common shares		79,355	203,424	87,153	351,384

See accompanying notes to the consolidated financial statements

TELESAT HOLDINGS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIOD ENDED SEPTEMBER 30		Three months		Nine months

(in thousands of Canadian dollars) (unaudited)	2010	2009	2010	2009

Net earnings	79,355	203,424	87,153	351,384
Other comprehensive income (loss):
Unrealized foreign currency translation (loss) gain
of self sustaining foreign operations net of related taxes	1,594	(1,108)	1,175	1,980
Comprehensive income	80,949	202,316	88,328	353,364

See accompanying notes to the consolidated financial statements

TELESAT HOLDINGS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands of Canadian dollars) (unaudited)	Common shares	Preferred Shares	Accumulated deficit	Accumulated other comprehensive loss	Accumulated deficit and Accumulated other comprehensive loss	Contributed surplus	Total shareholders' equity

Balance at January 1, 2010	756,414	541,764	(412,389)	(7,422)	(419,811)	11,097	889,464
Stock-based compensation	-	-	-	-	-	4,219	4,219
Net earnings	-	-	87,153	-	87,153	-	87,153
Dividends declared on preferred shares	-	-	(20)	-	(20)	-	(20)
Unrealized foreign currency translation gain on translation of self sustaining foreign operations	-	-	-	1,175	1,175	-	1,175
Balance at September 30, 2010	756,414	541,764	(325,256)	(6,247)	(331,503)	15,316	981,991

Balance at January 1, 2009	756,414	541,764	(826,452)	(7,742)	(834,194)	5,448	469,432
Stock based compensation	-	-	-	-	-	4,556	4,556
Net earnings	-	-	351,384	-	351,384	-	351,384
Unrealized foreign currency translation gain on translation of self-sustaining foreign operations	-	-	-	1,980	1,980	-	1,980
Balance at September 30, 2009	756,414	541,764	(475,068)	(5,762)	(480,830)	10,004	827,352

See accompanying notes to the consolidated financial statements

TELESAT HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS

		September 30,	December 31,
(in thousands of Canadian dollars) (unaudited)	Notes	2010	2009

Assets
Current assets
Cash and cash equivalents		245,256	154,189
Accounts receivable, net		45,614	70,203
Current future tax asset		1,997	2,184
Other current assets		28,976	29,018
Total current assets		321,843	255,594
Satellites, property and other equipment, net	(2)	1,978,312	1,926,190
Other long-term assets		40,784	41,010
Intangible assets, net	(2)	473,797	510,675
Goodwill		2,446,603	2,446,603
Total assets		5,261,339	5,180,072

Liabilities
Current liabilities
Accounts payable and accrued liabilities		62,779	43,413
Other current liabilities		155,212	127,704
Debt due within one year		62,625	23,602
Total current liabilities		280,616	194,719
Debt financing		2,891,733	3,013,738
Future income tax liability		286,586	269,193
Other long-term liabilities		678,978	671,523
Senior preferred shares		141,435	141,435
Total liabilities		4,279,348	4,290,608

Shareholders' equity
Common shares (74,252,460 common shares issued and outstanding)		756,414	756,414
Preferred shares		541,764	541,764
		1,298,178	1,298,178
Accumulated deficit		(325,256)	(412,389)
Accumulated other comprehensive loss		(6,247)	(7,422)
		(331,503)	(419,811)
Contributed surplus		15,316	11,097
Total shareholders' equity		981,991	889,464
Total liabilities and shareholders' equity		5,261,339	5,180,072

See accompanying notes to the consolidated financial statements

TELESAT HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD ENDED SEPTEMBER 30		Three months		Nine months

(in thousands of Canadian dollars) (unaudited)	Notes	2010	2009	2010	2009
Cash flows from operating activities
Net earnings		79,355	203,424	87,153	351,384
Adjustments to reconcile net earnings to cash flows from operating activities:
Amortization		62,790	58,526	187,769	183,399
Future income taxes		10,726	10,525	17,562	30,970
Unrealized foreign exchange gain		(108,013)	(281,429)	(77,095)	(467,209)
Unrealized loss on derivatives		51,526	88,532	49,453	131,567
Dividends on senior preferred shares		2,503	3,216	9,430	10,141
Stock-based compensation expense		1,416	1,488	4,219	4,556
Gain on disposal of assets		(975)	(36,380)	(948)	(34,658)
Other		(6,011)	5,660	(18,437)	(10,716)
Customer prepayments on future satellite services		8,978	1,039	22,034	4,348
Changes in operating assets and liabilities	(4)	34,918	29,057	11,298	6,937
		137,213	83,658	292,438	210,719
Cash flows used in investing activities
Satellite programs		(77,798)	(97,734)	(174,143)	(218,915)
Property additions		(49)	(1,766)	(3,780)	(4,798)
Proceeds on disposals of assets		2,349	70,769	8,325	71,294
		(75,498)	(28,731)	(169,598)	(152,419)
Cash flows used in financing activities
Debt financing		-	-	-	23,880
Repayment of debt financing		(10,075)	(7,880)	(25,058)	(46,341)
Dividends paid on preferred shares		-	-	(20)	-
Capital lease payments		(847)	(10,302)	(2,461)	(13,816)
Satellite performance incentive payments		(1,575)	(1,353)	(4,443)	(4,340)
		(12,497)	(19,535)	(31,982)	(40,617)

Effect of changes in exchange rates on cash and cash equivalents		(123)	321	209	287
Increase in cash and cash equivalents		49,095	35,713	91,067	17,970
Cash and cash equivalents, beginning of period		196,161	80,796	154,189	98,539
Cash and cash equivalents, end of period	(4)	245,256	116,509	245,256	116,509

Supplemental disclosure of cash flow information
Interest paid		35,965	41,594	181,289	206,750
Income taxes paid		1,197	1,823	2,824	5,818
		37,162	43,417	184,113	212,568

See accompanying notes to the consolidated financial statements

TELESAT HOLDINGS INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands of Canadian dollars, except number of shares and where noted)

1.	Summary of significant accounting policies

Telesat Holdings Inc. (“the Company”) has prepared the unaudited interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to interim consolidated financial statements. These financial statements should be read in conjunction with the December 31, 2009 consolidated financial statements and use the same basis of presentation and accounting policies as outlined in notes 1 and 2 to the consolidated financial statements for the year ended December 31, 2009. The results of operations for the three and nine months ended September 30, 2010 and 2009 are not necessarily indicative of the results that may be expected for a full fiscal year.

Future Accounting Policies

The Canadian Institute of Chartered Accountants’ Accounting Standards Board confirmed in February 2008 that International Financial Reporting standards (“IFRS”) will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011.  IFRS is premised on a conceptual framework similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure.  The Company will adopt IFRS with a transition date of January 1, 2010 and will be required to report using the IFRS standards effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. While the adoption of IFRS will not change the cash flows generated by the Company, it will result in changes to the reported financial position and results of operations of the Company, the effects of which may be material.

2.	Segmented information

The Company operates in a single industry segment, in which it provides satellite-based services to broadcast, enterprise and consulting customers around the world.

Revenues are derived from the following service lines:

	Three Months Ended September 30		Nine Months Ended September 30
	2010	2009	2010	2009
Broadcast	112,809	94,761	341,602	303,656
Enterprise	88,003	83,945	249,654	265,840
Consulting and Other	8,742	8,272	22,864	22,714
Total operating revenues	209,554	186,978	614,120	592,210

Geographic Information

	Three Months Ended September 30		Nine Months Ended September 30
	2010	2009	2010	2009
Canada	105,230	96,732	314,340	298,005
United States	68,523	58,771	196,755	192,214
Europe, Middle East & Africa	19,817	16,171	57,708	48,019
Asia & Australia	4,515	3,945	11,818	20,505
Latin America & Caribbean	11,469	11,359	33,499	33,467
Total operating revenues	209,554	186,978	614,120	592,210

Satellites, property and other equipment	September 30, 2010	December 31, 2009
Canada	1,446,944	1,448,111
United States	523,509	469,508
All others	7,859	8,571
Total satellites, property and other equipment	1,978,312	1,926,190

Intangibles	September 30, 2010	December 31, 2009
Canada	456,392	492,435
United States	14,608	15,505
All others	2,797	2,735
Total intangible assets	473,797	510,675

Goodwill was not allocated to geographic regions in any of the periods.

3.	Income tax expense

A reconciliation of the statutory income tax rate, which is a composite of federal and provincial rates, to the effective income tax rate is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2010	2009	2010	2009
Statutory income tax rate	30.52%	32.47%	30.52%	32.47%
Permanent differences	(7.78)%	(10.88)%	(1.64)%	(10.19)%
Effect of future tax rates on temporary differences	(3.99)%	(2.31)%	(4.58)%	(2.66)%
Change in valuation allowance	(8.22)%	(14.38)%	(7.08)%	(14.36)%
Other	0.82%	(0.17)%	0.67%	2.06%
Effective income tax rate	11.35%	4.73%	17.89%	7.32%

The components of the income tax expense are as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2010	2009	2010	2009
Current	(563)	(430)	1,422	(3,228)
Future	10,726	10,525	17,562	30,970
Total income tax expense	10,163	10,095	18,984	27,742

4.	Cash flow information

	September 30,	September 30,
	2010	2009

Cash and cash equivalents is comprised of:
Cash	168,731	90,963
Short term investments, original maturity 90 days or less	76,525	25,546
	245,256	116,509

	Three Months Ended September 30		Nine Months Ended September 30
	2010	2009	2010	2009

Changes in operating assets and liabilities are comprised of:
Accounts and notes receivable	3,100	3,804	23,206	7,820
Other assets	3,376	2,511	(2,926)	8,893
Accounts payable and accrued liabilities	(18,152)	49,313	(21,419)	32,672
Other liabilities	46,594	(26,571)	12,437	(42,448)
	34,918	29,057	11,298	6,937

Non-cash investing activities are comprised of:
Purchase of satellites, property and other equipment	38,305	12,348	38,305	14,054

5.	Financial instruments

Fair value

Carrying value approximates fair value for the Company’s financial assets and liabilities, with the exception of the Company’s debt financing and other liabilities, whose carrying and fair values were as follows:

	September 30, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
	value	value	value	value

Debt financing (excluding financing charges)	3,019,028	3,098,179	3,110,501	3,104,151
Other financial liabilities (short and long-term)	306,797	323,316	291,412	322,187
	3,325,825	3,421,495	3,401,913	3,426,338

The fair value of the debt financing is based on transactions and quotations from third parties excluding financing charges (September 30, 2010 - $64.7 million; December 31, 2009 - $73.1 million) and considering market interest rates.

The Company has exposure to market risk, credit risk, foreign exchange risk, and liquidity risk from its use of financial instruments. Only material changes in exposure to these risks from the 2009 annual audited consolidated financial statements have been disclosed in these interim unaudited consolidated financial statements. Refer to note 18 in the 2009 annual consolidated financial statements for more details on the Company’s exposure to these risks.

The fair value of the Company’s derivative assets and liabilities were as follows:

September 30, 2010	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Total
Cross currency basis swap	-	-	-	(159, 224)	(159,224)
Interest rate swaps	-	-	(5,134)	(64,464)	(69,598)
Forward foreign exchange contracts	600	-	-	-	600
	600	-	(5,134)	(223,688)	(228,222)

December 31, 2009	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Total
Cross currency basis swap	-	-	-	(137,106)	(137,106)
Interest rate swaps	-	-	(6,020)	(41,724)	(47,744)
Forward foreign exchange contracts	-	-	(436)	-	(436)
	-	-	(6,456)	(178,830)	(185,286)

Reconciliation of net fair value of derivative assets and liabilities

Opening net fair value, December 31, 2009	(185,286)
Unrealized derivative gains (losses)	(49,453)
Realized derivative gains (losses) on:
Cross currency basis swap	834
Interest rate swaps	-
Forward foreign exchange contracts	1,042
Impact of foreign exchange	4,641
Net fair value, September 30, 2010	(228,222)

Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, short term investments, derivative assets, other assets and accounts receivable.  At September 30, 2010, the maximum exposure to credit risk is equal to the carrying value of our financial assets, $306.3 million (December 31, 2009 - $237.2 million).

At September 30, 2010, North American and International customers made up 39% and 61% of the outstanding trade receivables balance, respectively (December 31, 2009 – North American customers 39% and International customers 61%).

Anticipated bad debt losses have been provided for in the allowance for doubtful accounts.  The allowance for doubtful accounts at September 30, 2010 was $7.6 million (December 31, 2009 - $8.7 million).

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars.  The most significant impact of variations in the exchange rate is on the US dollar denominated debt financing. At September 30, 2010, approximately $2,844 million of the $3,019 million total debt financing (before the netting of debt issuance costs) is the Canadian dollar equivalent of the US dollar denominated portion of the debt.

The Company has entered into a cross currency basis swap to economically hedge the foreign currency risk on a portion of its US dollar denominated debt.   At September 30, 2010, the Company had a cross currency basis swap of $1,191  million (December 31, 2009 - $1,200 million) which requires the Company to pay Canadian dollars to receive US $1,025 million (December 31, 2009 – US $1,033 million).  At September 30, 2010, the fair value of this derivative contract was a liability of $159.2 million (December 31, 2009 – liability of $137.1 million).  Any non-cash gain or loss will remain unrealized until the contract is settled.  This contract is due on October 31, 2014.

The Company’s main currency exposures as at September 30, 2010 lie in its US dollar denominated cash and cash equivalents, accounts receivable, accounts payable and debt financing.

As at September 30, 2010, a 5 percent increase (decrease) in the Canadian dollar against the US dollar relating to financial instruments would have increased (decreased) the Company’s net earnings by approximately $159 million and increased (decreased) other comprehensive income by approximately $2 million.  This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its long-term debt which is primarily variable rate financing.  Changes in the interest rates could impact the amount of interest the Company is required to pay.  The Company uses interest rate swaps to economically hedge the interest rate risk related to variable rate debt financing.  At September 30, 2010, the fair value of these derivative contract liabilities was a liability of $69.6 million (December 31, 2009 – liability of $47.8 million).  This non-cash loss will remain unrealized until the contracts are settled.  These contracts mature on various dates between October 31, 2010 and October 31, 2014.

If the interest rates on the unhedged variable rate debt changed by 0.25% this would result in a change in the net earnings of approximately $0.6 million and $1.9 for the three months and nine months ended September 30, 2010.

Liquidity risk

The Company maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements.  The following are the contractual maturities of financial liabilities recorded as at September 30, 2010:

	Carrying amount	Contractual cash flows (undiscounted)	Q4 2010	2011	2012	2013	2014	After 2014
Accounts payable and accrued liabilities	62,779	62,779	62,779	-	-	-	-	-
Customer and other deposits	5,880	5,880	2,962	2,918	-	-	-	-
Other liabilities	130,635	166,119	27,064	38,023	13,438	13,362	12,721	61,511
Long-term debt	3,066,189	3,875,928	53,862	283,558	269,381	187,326	2,000,703	1,081,098
Interest rate swaps	69,598	79,976	9,405	31,156	13,938	13,900	11,577	-
Basis swap	159,224	90,654	5,678	22,403	22,243	21,968	18,362	-
	3,494,305	4,281,336	161,750	378,058	319,000	236,556	2,043,363	1,142,609

The carrying value of the long-term debt includes $47.2 million of interest payable and excludes $64.7 million of financing fees.

6.	Employee benefit plans

The net benefit expense included in operations and administration expense consisted of:

	Three Months Ended September 30
	Telesat Canada				Skynet
	Pension Benefits		Other Benefits		Other Benefits
	2010	2009	2010	2009	2010	2009

Current service cost	658	490	58	65	-	-
Interest cost	2,416	2,368	202	233	112	147
Expected return on plan assets	(2,558)	(2,502)	-	-	-	-
Amortization of actuarial losses (gains)	20	(382)	(51)	123	(16)
Net benefit plans cost	536	(26)	209	421	96	147

	Nine Months Ended September 30
	Telesat Canada				Skynet
	Pension Benefits		Other Benefits		Other Benefits
	2010	2009	2010	2009	2010	2009

Current service cost	1,973	1,472	174	195	-	-
Interest cost	7,249	7,103	607	701	333	470
Expected return on plan assets	(7,674)	(7,508)	-	-	-	-
Amortization of actuarial losses (gains)	61	(1,146)	(153)	370	(49)
Net benefit plans cost	1,609	(79)	628	1,266	284	470

7.	Commitments and contingencies

The Company has commitments, contingencies and guarantees as described in note 21 to the 2009 annual consolidated financial statements. The significant commitments entered into during the quarter include commitments for future capital expenditures and other future purchases, including launch services.

In the first half of 2010, we entered into launch insurance contracts for Telstar 14R and Nimiq 6 as well as launch services contracts for Nimiq 6 and Anik G1. We also entered into a construction contract for Anik G1.  As at September 30, 2010, purchase commitments related to these satellite program contracts for the years 2010, 2011 and 2012 amount to $49.2 million, $283.9 million and $141.0 million, respectively, for a total of $474.1 million.  These commitments will be settled in US dollars.

The Company has agreements with various customers for prepaid revenues on several satellites which take effect on final acceptance of the spacecraft.  The Company is responsible for operating and controlling these satellites. Total deposits as at September 30, 2010 amount to $383.5 million (December 31, 2009 - $358.4 million), are refundable under certain circumstances, and are reflected in other liabilities, both current and long-term.

In the normal course of business, the Company has executed agreements that provide for indemnification and guarantees to counterparties in various transactions.  These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.  Historically, the Company has not made any significant payments under such indemnifications.

8.	Reconciliation to accounting principles generally accepted in the United States of America (“U.S. GAAP”)

The Company has prepared these consolidated financial statements according to Canadian GAAP.  The following tables are a reconciliation of differences relating to the statement of earnings (loss), and total shareholders’ equity reported according to Canadian GAAP and U.S. GAAP.

	Three Months Ended September 30		Nine Months Ended September 30
Reconciliation of net earnings	2010	2009	2010	2009
Canadian GAAP – Net earnings	79,355	203,424	87,153	351,384
(Loss) Gains on embedded derivatives (a)	(7,197)	(14,366)	(4,131)	(34,849)
Sales type lease – operating lease for U.S. GAAP (b)	-	-	-	1,514
Capital lease – operating lease for U.S. GAAP (b)	-	-	-	(1,567)
Lease amendments (c)	33	585	96	685
Dividends on senior preferred shares (d)	2,503	3,215	9,430	10,141
Tax effect of above adjustments (e)	1,817	3,933	988	9,729
Uncertainty in income taxes (f)	(811)	(4,477)	(1,684)	(11,220)
U.S. GAAP – Net earnings	75,700	192,314	91,852	325,817

Other comprehensive earnings (loss) items:
Change in currency translation adjustment	1,566	(1,247)	1,220	1,841
Net benefit plans cost(g)
Net actuarial (losses) gains	(23)	(34)	(69)	2,235
U.S. GAAP – Comprehensive earnings (loss)	77,243	191,033	93,003	329,893

	September 30,	December 31,
Accumulated other comprehensive loss	2010	2009
Cumulative translation adjustment, net of tax	(6,308)	(7,528)
Net benefit plans cost(g)
Net actuarial losses, net of taxes	(10,610)	(10,541)
Accumulated other comprehensive loss	(16,918)	(18,069)

Reconciliation of total shareholders’ equity	September 30, 2010	December 31, 2009

Canadian GAAP	981,991	889,464
Adjustments
(Losses) gains on embedded derivatives (a)	(18,719)	(14,588)
Net actuarial gains (losses)(g)	(10,610)	(10,541)
Sales type lease – operating lease for U.S. GAAP (b)	23,070	23,070
Capital lease – operating lease for U.S. GAAP (b)	(9,229)	(9,229)
Lease amendments (c)	(480)	(619)
Tax effect of above adjustments (e)	3,012	2,024
Uncertainty in income taxes (f)	(19,260)	(17,576)
U.S. GAAP	949,775	862,005

Description of United States GAAP adjustments:

(a)	Derivatives and embedded derivatives

Embedded derivatives
The accounting for derivative instruments and hedging activities under Canadian GAAP is now substantially harmonized with U.S. GAAP, with the exception of the accounting for certain embedded derivatives.  Under U.S. GAAP, an embedded foreign currency derivative in a host contract that is not a financial instrument must be separated and recorded on the balance sheet unless the currency in which payments are to be paid or received is: i) either the functional currency of either party to the contract or ii) the currency that the price of the related good or service is routinely denominated in commercial transactions around the world (typically referring to a traded commodity).  The same applies to an embedded foreign currency derivative in a host contract under Canadian GAAP except that the entity  has the option, as a matter of accounting policy, to account for the embedded foreign currency derivative in a host contract as a single instrument providing certain criteria are met.  One of these criteria is that the payments to be paid or received are in a currency that is commonly used in contracts to purchase or sell such non-financial items in the economic environment in which the transaction takes place.  This option under Canadian GAAP results in embedded derivatives that must be recorded separately under U.S. GAAP to not have to be separately recorded and disclosed under Canadian GAAP.  The additional option loosens the more stringent U.S. GAAP requirement that the currency be one in which such commercial transactions are denominated around the world to be one that is commonly used in the economic environment in which the transaction takes place.

In accordance with U.S. GAAP, all derivative instruments embedded in contracts are recorded on the balance sheet at fair value.  The Company denominates many of its long-term international purchase contracts in U.S. dollars resulting in embedded derivatives.  This exposure to the U.S. dollar is partially offset by revenue contracts that are also denominated in U.S. dollars.  For Canadian GAAP, the Company has elected to account for such contracts as single instruments (as explained above), resulting in a U.S. GAAP reconciling item.  At September 30, 2010, the estimated fair value of assets resulting from embedded derivatives is $15.9 million (December 31, 2009 - $20.0 million).

The impact on the statement of earnings of changes in the fair value of these embedded derivatives is reflected as a loss in the U.S. GAAP reconciliation note of $7.2 million and $4.1 million, respectively, for the three and nine months ended September 30, 2010 and as a loss of $14.4 million and $34.8 million, respectively, for the three and nine months ended September 30, 2009.

(b)	Sales-type and capital leases
Under U.S. GAAP, if the beginning of a lease term falls within the last 25% of a leased asset’s total estimated economic life then it can only be classified as a capital lease if the lease transfers ownership at the end of the lease term or there is a bargain purchase option.  This exception does not exist under Canadian GAAP, therefore certain leases are reported as a capital lease and sales-type lease under Canadian GAAP and as operating leases for U.S. GAAP as the limited capital lease criteria were not met. There is no reconciliation adjustment to be made against net income in 2010 as the lease expired.

(c)	Lease amendments
Under Canadian GAAP, when amendments to the provisions of a capital lease agreement result in a change in lease classification from a capital lease to an operating lease, the gain or loss that results from removing the capital lease from the balance sheet is immediately recognized in the statement of earnings.  Under U.S. GAAP, if removing the capital lease from the balance sheet results in a loss it is recognized over the remaining term of the lease.  Therefore, an adjustment has been made to defer the gain that has been recognized under Canadian GAAP.

(d)	Senior preferred shares
In accordance with U.S. GAAP, the senior preferred shares are classified outside of permanent equity as they are redeemable at the option of the holder.  These senior preferred shares are classified as liabilities under Canadian GAAP.  This results in a U.S. GAAP reconciling item to reflect the different classification. As a result of this change in classification, the amounts are treated as dividends for U.S. GAAP and interest expense for Canadian GAAP.

(e)	Income taxes
The income tax adjustment reflects the impact the US GAAP adjustments described above have on income taxes.  Included in the figures presented in the table above is the effect of tax rate changes applied to the accumulated gains and losses on embedded derivatives and to certain lease transactions classified as operating leases as discussed above.  The impact on the statement of earnings of the income tax adjustment for the three and nine months ended September 30, 2010 is a recovery of $1.8 million and $1.0 million, respectively. For the three and nine months ended September 30, 2009, the impact was a recovery of $3.9 million and $9.7 million, respectively.

(f)	Uncertainty in income taxes
Effective January 1, 2007, the Company adopted the recognition requirements of the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109.  FIN 48, which has been primarily codified into FASB Accounting Standards Codification (“ASC”) Topic 740, Income Taxes, provides specific guidance on the recognition, de-recognition and measurement of income tax positions in financial statements, including the accrual of related interest and penalties recorded in interest expense.  An income tax position is recognized when it is more likely than not that it will be sustained upon examination based on its technical merits, and is measured as the largest amount that is greater than 50% likely of being realized upon ultimate settlement.  Under Canadian GAAP, significant differences may arise as the Company recognizes and measures income tax positions, based on the best estimate of the amount that is more likely than not of being realized.

(g)	Net benefit plans cost
Effective December 31, 2006, the Company adopted the recognition requirements of Statement of Financial Accounting Standards (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans, on a prospective basis.  SFAS No. 158 has been primarily codified into ASC 715, Compensation.

This standard requires that the Company recognize the funded status of benefit plans on the balance sheet as well as recognize as a component of other comprehensive income, net of tax, the actuarial losses and transitional asset and obligation.  Amounts recognized in accumulated other comprehensive income are adjusted as they are subsequently recognized as components of net periodic benefit cost.

At September 30, 2010, the balance sheet was adjusted such that actuarial losses and the transitional asset and obligation that have not yet been included in net benefit plans cost at December 31, 2009 were recognized as components of accumulated other comprehensive loss, net of tax.  The adjustment at September 30, 2010 resulted in a nominal decrease in accumulated other comprehensive loss, net of tax of $nil (September 30, 2009 – a decrease of $1.1 million in accumulated other comprehensive loss, net of tax).

Transaction costs on long-term debt
Under Canadian GAAP, transaction costs of $64.7 million ($73.1 million at December 31, 2009) related to the issuance of long-term debt are netted against the long-term debt.  Under U.S. GAAP these costs are recognized as deferred charges.  This results in a U.S. GAAP reconciling item to reflect the different classification on the balance sheet.

Statement of cash flows
There are no material differences in the consolidated statement of cash flows under U.S. GAAP other than the impact of the items identified above.

9.	Condensed consolidating financial information

The 11.0% Senior notes and the 12.5% Senior subordinated notes were co-issued by Telesat LLC and Telesat Canada, (“the Issuers”) which are 100% owned subsidiaries of Telesat Holdings, and were guaranteed fully and unconditionally, on a joint and several basis, by Telesat Holdings and certain of its subsidiaries.

The condensed consolidating financial information below for the three and nine months ended September 30, 2010 and the three and nine months ended September 30, 2009 is presented pursuant to Article 3-10(d) of Regulation S-X.   The information presented consists of the operations of Telesat Holdings. Telesat Holdings primarily holds investments in subsidiaries and equity.  Telesat LLC is a financing subsidiary that has no assets, liabilities or operations.

The condensed consolidating financial information reflects the investments of Telesat Holdings in the Issuers, of the Issuers in their respective Guarantor and Non-Guarantor subsidiaries and of the Guarantors in their Non-Guarantor subsidiaries using the equity method.

Condensed Consolidating Statement of Earnings (Loss)
For the nine months ended September 30, 2010

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Operating revenues
Service revenues	-	-	550,408	64,292	17,943	(33,195)	599,448
Equipment sales revenues	-	-	6,240	8,510	-	(78)	14,672
Total operating revenues	-	-	556,648	72,802	17,943	(33,273)	614,120
Amortization	-	-	146,445	38,252	3,072	-	187,769
Operations and administration	-	-	105,134	54,019	14,298	(33,195)	140,256
Cost of equipment sales	-	-	4,961	6,482	-	(78)	11,365
Total operating expenses	-	-	256,540	98,753	17,370	(33,273)	339,390
Earnings (loss) from operations	-	-	300,108	(25,951)	573	-	274,730
Income (loss) from equity investments	96,583	-	(21,582)	(20,344)	-	(54,657)	-
Interest expense	(9,430)	-	(181,794)	62	(1,340)	-	(192,502)
(Loss) gain on changes in fair value of financial instruments	-	-	(47,577)	-	-	-	(47,577)

Gain (loss) on foreign exchange	-	-	67,265	7,059	(2,645)	-	71,679
Other income (expense)	-	-	(1,398)	1,200	5	-	(193)
Earnings (loss) before income taxes	87,153	-	115,022	(37,974)	(3,407)	(54,657)	106,137
Income tax recovery (expense)	-	-	(18,439)	(713)	168	-	(18,984)
Net earnings (loss)	87,153	-	96,583	(38,687)	(3,239)	(54,657)	87,153

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Reconciliation to U.S. GAAP is as follows:
Income (loss) from equity investments	(4,731)	-	40	40	-	4,651	-
(Loss) Gains on embedded derivatives	-	-	(4,131)	-	-	-	(4,131)
Lease amendments	-	-	-	-	96	-	96
Dividends on senior preferred shares	9,430	-	-	-	-	-	9,430
Tax effect of above adjustments	-	-	1,044	-	(56)	-	988
Uncertainty in income taxes	-	-	(1,684)	-	-	-	(1,684)
U.S. GAAP net earnings (loss)	91,852	-	91,852	(38,647)	(3,199)	(50,006)	91,852

Condensed Consolidating Statement of Earnings (Loss)
For the three months ended September 30, 2010

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Operating revenues
Service revenues	-	-	187,102	21,561	5,622	(11,362)	202,923
Equipment sales revenues	-	-	3,227	3,429	-	(25)	6,631
Total operating revenues	-	-	190,329	24,990	5,622	(11,387)	209,554
Amortization	-	-	48,814	12,950	1,026	-	62,790
Operations and administration	-	-	32,869	19,265	4,825	(11,362)	45,597
Cost of equipment sales	-	-	2,250	2,672	-	(25)	4,897
Total operating expenses	-	-	83,933	34,887	5,851	(11,387)	113,284
Earnings (loss) from operations	-	-	106,396	(9,897)	(229)	-	96,270
Income (loss) from equity investments	81,858	-	(1,560)	2,013	-	(82,311)	-
Interest expense	(2,503)	-	(59,781)	32	(431)	-	(62,683)
(Loss) gain on changes in fair value of financial instruments	-	-	(51,365)	-	-	-	(51,365)
Gain (loss) on foreign exchange	-	-	98,961	11,958	(4,738)	-	106,181
Other income (expense)	-	-	572	543	-	-	1,115
Earnings (loss) before income taxes	79,355	-	93,223	4,649	(5,398)	(82,311)	89,518
Income tax recovery (expense)	-	-	(11,365)	1,235	(33)	-	(10,163)
Net earnings (loss)	79,355	-	81,858	5,884	(5,431)	(82,311)	79,355

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Reconciliation to U.S. GAAP is as follows:
Income (loss) from equity investments	(6,158)	-	31	31	-	6,096	-
(Loss) Gains on embedded derivatives	-	-	(7,197)	-	-	-	(7,197)
Lease amendments	-	-	-	-	33	-	33
Dividends on senior preferred shares	2,503	-	-	-	-	-	2,503
Tax effect of above adjustments	-	-	1,819	-	(2)	-	1,817
Uncertainty in income taxes	-	-	(811)	-	-	-	(811)
U.S. GAAP net earnings (loss)	75,700	-	75,700	5,915	(5,400)	(76,215)	75,700

Condensed Consolidating Balance Sheet
As at September 30, 2010

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Assets
Current assets
Cash and cash equivalents	-	-	220,604	23,140	1,512	-	245,256
Accounts receivable	-	-	32,679	10,158	2,777	-	45,614
Current future tax asset	-	-	1,351	345	301	-	1,997
Intercompany receivable	-	-	367,505	194,835	116,775	(679,115)	-
Other current assets	-	-	14,006	8,003	6,967	-	28,976
Total current assets	-	-	636,145	236,481	128,332	(679,115)	321,843

Satellites, property and other equipment, net	-	-	1,445,820	513,633	18,859	-	1,978,312
Other long-term assets	-	-	35,183	4,956	645	-	40,784
Intangible assets, net	-	-	456,392	17,167	238	-	473,797

Investment in affiliates	1,157,966	-	1,312,727	1,483,021	260	(3,953,974)	-

Goodwill	-	-	2,078,056	343,876	24,671	-	2,446,603
Total assets	1,157,966	-	5,964,323	2,599,134	173,005	(4,633,089)	5,261,339

Liabilities
Current liabilities
Accounts payable and accrued liabilities	-	-	43,110	16,760	2,909	-	62,779
Intercompany payable	22,784	-	124,354	531,977	-	(679,115)	-
Other current liabilities	11,756	-	138,746	68	4,642	-	155,212
Debt due within one year	-	-	62,623	2	-	-	62,625
Total current liabilities	34,540	-	368,833	548,807	7,551	(679,115)	280,616

Debt financing	-	-	2,891,733	-	-	-	2,891,733
Future tax liability	-	-	280,421	144	6,021	-	286,586
Other long-term liabilities	-	-	650,292	13,504	15,182	-	678,978
Senior preferred shares	141,435	-	-	-	-	-	141,435

Total liabilities	175,975	-	4,191,279	562,455	28,754	(679,115)	4,279,348

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated

Shareholders’ equity

Common shares	756,414	-	2,320,730	1,896,596	104,434	(4,321,760)	756,414
Preferred shares	541,764	-	-	-	-	-	541,764

Accumulated deficit	(325,256)	-	(623,503)	210,719	35,927	376,857	(325,256)
Accumulated other comprehensive loss	(6,247)	-	63	(9,956)	3,648	6,245	(6,247)
Contributed surplus	15,316	-	75,754	(60,680)	242	(15,316)	15,316
Total shareholders’ equity	981,991	-	1,773,044	2,036,679	144,251	(3,953,974)	981,991
Total liabilities and shareholders’ equity	1,157,966	-	5,964,323	2,599,134	173,005	(4,633,089)	5,261,339

Reconciliation to U.S. GAAP of total shareholders’ equity is as follows:
Canadian GAAP	981,991	-	1,773,044	2,036,679	144,251	(3,953,974)	981,991
Underlying differences in the income (loss) from equity investments	(32,216)	-	(289)	(289)	-	32,794	-
(Losses) gains on embedded derivatives	-	-	(18,719)	-	-	-	(18,719)
Net actuarial gains (losses)	-	-	(10,610)	-	-	-	(10,610)
Sales type lease – operating lease for U.S. GAAP	-	-	23,070	-	-	-	23,070
Capital lease – operating lease for U.S. GAAP	-	-	(9,229)	-	-	-	(9,229)
Lease amendments	-	-	-	-	(480)	-	(480)
Tax effect of above adjustments	-	-	2,821	-	191	-	3,012
Uncertainty in income taxes	-	-	(19,260)	-	-	-	(19,260)
U.S. GAAP	949,775	-	1,740,828	2,036,390	143,962	(3,921,180)	949,775

Condensed Consolidating Balance Sheet
As at December 31, 2009

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Assets
Current assets
Cash and cash equivalents	-	-	137,623	14,232	2,334	-	154,189
Accounts receivable	-	-	51,447	15,591	3,165	-	70,203
Current future tax asset	-	-	1,703	350	131	-	2,184
Intercompany receivable	-	-	249,103	150,490	120,038	(519,631)	-
Other current assets	-	-	13,758	8,234	7,026	-	29,018
Total current assets	-	-	453,634	188,897	132,694	(519,631)	255,594

Satellites, property and other equipment, net	-	-	1,446,613	457,595	21,982	-	1,926,190
Other long-term assets	-	-	34,101	6,249	660	-	41,010
Intangible assets, net	-	-	492,435	17,854	386	-	510,675

Investment in affiliates	1,055,989	-	1,339,307	1,477,582	261	(3,873,139)	-

Goodwill	-	-	2,078,057	343,876	24,670	-	2,446,603

Total assets	1,055,989	-	5,844,147	2,492,053	180,653	(4,392,770)	5,180,072

Liabilities
Current liabilities
Accounts payable and accrued liabilities	-	-	32,059	6,798	4,556	-	43,413
Intercompany payable	-	-	108,346	411,285	-	(519,631)	-
Other current liabilities	-	-	121,140	2,397	4,167	-	127,704
Debt due within one year	-	-	23,601	1	-	-	23,602
Total current liabilities	-	-	285,146	420,481	8,723	(519,631)	194,719

Debt financing	-	-	3,013,738	-	-	-	3,013,738
Future tax liability	-	-	262,913	86	6,194	-	269,193
Other long-term liabilities	25,090	-	611,568	16,370	18,495	-	671,523
Senior preferred shares	141,435	-	-	-	-	-	141,435

Total liabilities	166,525	-	4,173,365	436,937	33,412	(519,631)	4,290,608

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated

Shareholders’ equity

Common shares	756,414	-	2,320,730	1,896,596	104,434	(4,321,760)	756,414
Preferred shares	541,764	-	-	-	-	-	541,764

Accumulated deficit	(412,389)	-	(722,085)	230,623	39,165	452,297	(412,389)
Accumulated other comprehensive loss	(7,422)	-	63	(11,028)	3,544	7,421	(7,422)
Contributed surplus	11,097	-	72,074	(61,075)	98	(11,097)	11,097
Total shareholders’ equity	889,464	-	1,670,782	2,055,116	147,241	(3,873,139)	889,464
Total liabilities and shareholders’ equity	1,055,989	-	5,844,147	2,492,053	180,653	(4,392,770)	5,180,072

Reconciliation to U.S. GAAP of total shareholders’ equity is as follows:
Canadian GAAP	889,464	-	1,670,782	2,055,116	147,241	(3,873,139)	889,464
Underlying differences in the income (loss) from equity investments	(27,459)	-	(372)	(372)	-	28,203	-
Gains (losses) on embedded derivatives	-	-	(14,588)	-	-	-	(14,588)
Net actuarial losses	-	-	(10,541)	-	-	-	(10,541)
Sales type lease – operating lease for U.S. GAAP	-	-	23,070	-	-	-	23,070
Capital lease – operating lease for U.S. GAAP	-	-	(9,229)	-	-	-	(9,229)
Lease amendments	-	-	-	-	(619)	-	(619)
Tax effect of above adjustments	-	-	1,777	-	247	-	2,024
Uncertainty in income taxes	-	-	(17,576)	-	-	-	(17,576)
U.S. GAAP	862,005	-	1,643,323	2,054,744	146,869	(3,844,936)	862,005

The reconciliation of the condensed consolidating balance sheet captions is as follows:

September 30, 2010

Telesat Canada
	Canadian GAAP	Adjustments	US GAAP

Current assets	636,145	11,982	648,127
Other assets	35,183	72,032	107,215
Goodwill	2,078,056	(12,692)	2,065,364
Current liabilities	368,833	15,493	384,326
Debt financing	2,891,733	52,687	2,944,420
Future tax liability	280,421	105	280,526
Other long-term liabilities	650,292	34,584	684,876
Accumulated deficit	(623,503)	(20,936)	(644,439)
Accumulated other comprehensive income (loss)	63	(10,611)	(10,548)

Non-guarantor subsidiaries
	Canadian GAAP	Adjustments	US GAAP
Current liabilities	7,551	120	7,671
Future tax liability	6,021	191	6,212
Other long-term liabilities	15,182	360	15,542
Accumulated earnings	35,927	(610)	35,317
Accumulated other comprehensive income	3,648	(61)	3,587

December 31, 2009

Telesat Canada
	Canadian GAAP	Adjustments	US GAAP

Current assets	453,634	9,363	462,997
Other assets	34,101	83,658	117,759
Goodwill	2,078,057	(12,692)	2,065,365
Current liabilities	285,146	11,462	296,608
Debt financing	3,013,738	61,593	3,075,331
Future tax liability	262,913	1,060	263,973
Other long-term liabilities	611,568	32,807	644,375
Accumulated deficit	(722,085)	(16,052)	(738,137)
Accumulated other comprehensive income (loss)	63	(10,541)	(10,478)

Non-guarantor subsidiaries
	Canadian GAAP	Adjustments	US GAAP
Current liabilities	8,723	130	8,853
Future tax liability	6,194	247	6,441
Other long-term liabilities	18,495	489	18,984
Accumulated earnings	39,165	(760)	38,405

Accumulated other comprehensive income	3,544	(106)	3,438

Condensed Consolidating Statement of Cash Flow
For the nine months ended September 30, 2010

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated

Cash flows from (used in) operating activities
Net earnings (loss)	87,153	-	96,583	(38,687)	(3,239)	(54,657)	87,153
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
Amortization	-	-	146,445	38,252	3,072	-	187,769
Future income taxes	-	-	17,860	(46)	(252)	-	17,562
Unrealized foreign exchange (gain) loss	-	-	(72,071)	(7,654)	2,630	-	(77,095)
Unrealized (gain) loss on derivatives	-	-	49,453	-	-	-	49,453
Dividends on senior preferred shares	9,430	-	-	-	-	-	9,430
Stock-based compensation expense	-	-	3,679	396	144	-	4,219
(Income) loss from equity investments	(96,583)	-	21,582	20,344	-	54,657	-
(Gain) Loss on disposal of assets	-	-	(848)	(100)	-	-	(948)
Other	-	-	(18,075)	(225)	(137)	-	(18,437)
Customer prepayments on future satellite services	-	-	22,034	-	-	-	22,034
Changes in assets and liabilities	20	-	7,568	4,084	(374)	-	11,298
	20	-	274,210	16,364	1,844	-	292,438
Cash flows from (used in) investing activities

Satellite programs	-	-	(174,143)	-	-	-	(174,143)
Property additions	-	-	(2,768)	(895)	(117)	-	(3,780)
Proceeds on disposal of assets	-	-	8,183	142	-	-	8,325
Other	-	-	7,000	(7,000)	-	-	-
	-	-	(161,728)	(7,753)	(117)	-	(169,598)

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from (used in) financing activities
Repayment of bank loans and debt financing	-	-	(25,058)	-	-	-	(25,058)
Dividends paid on preferred shares	(20)	-	-	-	-	-	(20)
Capital lease payments	-	-	-	-	(2,461)	-	(2,461)
Satellite performance incentive payments	-	-	(4,443)	-	-	-	(4,443)
	(20)	-	(29,501)	-	(2,461)	-	(31,982)
Effect of changes in exchange rates on cash and cash equivalents	-	-	-	297	(88)	-	209
Increase (decrease) in cash and cash equivalents	-	-	82,981	8,908	(822)	-	91,067
Cash and cash equivalents, beginning of period	-	-	137,623	14,232	2,334	-	154,189
Cash and cash equivalents, end of period	-	-	220,604	23,140	1,512	-	245,256

Condensed Consolidating Statement of Cash Flow
For the three months ended September 30, 2010

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated

Cash flows from (used in) operating activities
Net earnings (loss)	79,355	-	81,858	5,884	(5,431)	(82,311)	79,355
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
Amortization	-	-	48,814	12,950	1,026	-	62,790
Future income taxes	-	-	10,745	(18)	(1)	-	10,726
Unrealized foreign exchange (gain) loss	-	-	(100,452)	(12,274)	4,713	-	(108,013)
Unrealized (gain) loss on derivatives	-	-	51,526	-	-	-	51,526
Dividends on senior preferred shares	2,503	-	-	-	-	-	2,503
Stock-based compensation expense	-	-	1,229	139	48	-	1,416
(Income) loss from equity investments	(81,858)	-	1,560	(2,013)	-	82,311	-
(Gain) Loss on disposal of assets	-	-	(855)	(120)	-	-	(975)
Other	-	-	(8,330)	2,370	(51)	-	(6,011)
Customer prepayments on future satellite services	-	-	8,978	-	-	-	8,978
Changes in assets and liabilities	-	-	37,344	(3,108)	682	-	34,918
	-	-	132,417	3,810	986	-	137,213
Cash flows from (used in) investing activities

Satellite programs	-	-	(77,798)	-	-	-	(77,798)
Property additions	-	-	316	(334)	(31)	-	(49)
Proceeds on disposal of assets	-	-	2,207	142	-	-	2,349
Other	-	-	7,000	(7,000)	-	-	-
	-	-	(68,275)	(7,192)	(31)	-	(75,498)

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from (used in) financing activities
Repayment of bank loans and debt financing	-	-	(10,075)	-	-	-	(10,075)
Dividends paid on preferred shares	-	-	-	-	-	-	-
Capital lease payments	-	-	-	-	(847)	-	(847)
Satellite performance incentive payments	-	-	(1,575)	-	-	-	(1,575)
	-	-	(11,650)	-	(847)	-	(12,497)
Effect of changes in exchange rates on cash and cash equivalents	-	-	-	114	(237)	-	(123)
Increase (decrease) in cash and cash equivalents	-	-	52,492	(3,268)	(129)	-	49,095
Cash and cash equivalents, beginning of period	-	-	168,112	26,408	1,641	-	196,161
Cash and cash equivalents, end of period	-	-	220,604	23,140	1,512	-	245,256

Condensed Consolidating Statement of Earnings (Loss)
For the nine months ended September 30, 2009

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Operating revenues
Service revenues	-	-	530,192	58,031	39,550	(49,545)	578,228
Equipment sales revenues	-	-	4,529	9,658	-	(205)	13,982
Operating revenues	-	-	534,721	67,689	39,550	(49,750)	592,210
Amortization	-	-	138,756	34,567	10,076	-	183,399
Operations and administration	-	-	143,747	57,602	21,508	(49,750)	173,107
Cost of equipment sales	-	-	4,343	7,807	-	-	12,150
Total operating expenses	-	-	286,846	99,976	31,584	(49,750)	368,656
Earnings from operations	-	-	247,875	(32,287)	7,966	-	223,554
Income (loss) from equity investments	361,525	-	6,615	(4,702)	-	(363,438)	-
Interest expense	(10,141)	-	(192,100)	(973)	(1,719)	-	(204,933)
(Loss) gain on changes in fair value of financial instruments	-	-	(131,499)	-	-	-	(131,499)
Gain (loss) on foreign exchange	-	-	449,358	26,470	(15,020)	-	460,808
Other income (expense)	-	-	6,472	(527)	25,251	-	31,196
(Loss) earnings before income taxes	351,384	-	386,721	(12,019)	16,478	(363,438)	379,126
Income tax recovery (expense)	-	-	(25,196)	(2,373)	(173)	-	(27,742)
Net earnings (loss)	351,384	-	361,525	(14,392)	16,305	(363,438)	351,384

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Reconciliation to US GAAP is as follows:
Income (loss) from equity investments	(35,708)	-	535	525	-	34,648	-
(Loss) Gain on embedded derivatives	-	-	(34,849)	-	-	-	(34,849)
Sales type lease – operating lease for U.S. GAAP	-	-	1,514	-	-	-	1,514
Capital lease – operating lease for U.S. GAAP	-	-	(1,567)	-	-	-	(1,567)
Lease amendments	-	-	-	-	685	-	685
Dividends on senior preferred shares	10,141	-	-	-	-	-	10,141
Tax effect of above adjustments	-	-	9,879	-	(150)	-	9,729
Uncertainty in income taxes	-	-	(11,220)	-	-	-	(11,220)
US GAAP net (loss) earnings	325,817	-	325,817	(13,867)	16,840	(328,790)	325,817

Condensed Consolidating Statement of Earnings (Loss)
For the three months ended September 30, 2009

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Operating revenues
Service revenues	-	-	164,864	26,825	7,275	(16,980)	181,984
Equipment sales revenues	-	-	897	4,302	-	(205)	4,994
Operating revenues	-	-	165,761	31,127	7,275	(17,185)	186,978
Amortization	-	-	45,044	12,433	1,049	-	58,526
Operations and administration	-	-	39,874	27,654	5,266	(17,185)	55,609
Cost of equipment sales	-	-	509	3,225	-	-	3,734
Total operating expenses	-	-	85,427	43,312	6,315	(17,185)	117,869
Earnings from operations	-	-	80,334	(12,185)	960	-	69,109
Income (loss) from equity investments	206,640	-	19,452	(2,259)	-	(223,833)	-
Interest expense	(3,216)	-	(62,940)	(460)	(518)	-	(67,134)
(Loss) gain on changes in fair value of financial instruments	-	-	(94,918)	-	-	-	(94,918)
Gain (loss) on foreign exchange	-	-	265,331	19,155	(11,363)	-	273,123
Other income (expense)	-	-	8,507	(336)	25,168	-	33,339
(Loss) earnings before income taxes	203,424	-	215,766	3,915	14,247	(223,833)	213,519
Income tax recovery (expense)	-	-	(9,126)	(851)	(118)	-	(10,095)
Net (loss) earnings	203,424	-	206,640	3,064	14,129	(223,833)	203,424

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Reconciliation to U.S. GAAP is as follows:
Income (loss) from equity investments	(14,325)	-	495	495	-	13,335	-
Gains (losses) on embedded derivatives	-	-	(14,366)	-	-	-	(14,366)
Lease amendments	-	-	-	-	585	-	585
Dividends on senior preferred shares	3,215	-	-	-	-	-	3,215
Tax effect of above adjustments	-	-	4,022	-	(89)	-	3,933
Uncertainty in income taxes	-	-	(4,477)	-	-	-	(4,477)
US GAAP net (loss) earnings	192,314	-	192,314	3,559	14,625	(210,498)	192,314

Condensed Consolidating Statement of Cash Flow
For the nine months ended September 30, 2009

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated

Cash flows from (used in) operating activities
Net earnings (loss)	351,384	-	361,525	(14,392)	16,305	(363,438)	351,384
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
Amortization	-	-	138,756	34,567	10,076	-	183,399
Future income taxes	-	-	31,030	(189)	129	-	30,970
Unrealized foreign exchange (gain) loss	-	-	(463,916)	(2,743)	(550)	-	(467,209)
Unrealized (gain) loss on derivatives	-	-	131,567	-	-	-	131,567
Dividends on senior preferred shares	10,141	-	-	-	-	-	10,141
Stock-based compensation expense	-	-	3,854	644	58	-	4,556
(Income) loss from equity investments	(361,525)	-	(6,615)	4,702	-	363,438	-
(Gain) loss on disposal of assets	-	-	(9,830)	832	(25,660)	-	(34,658)
Other	-	-	(12,277)	1,816	(255)	-	(10,716)
Customer prepayments on future satellite services	-	-	4,348	-	-	-	4,348
Changes in assets and liabilities	-	-	18,521	(13,634)	2,050	-	6,937
	-	-	196,963	11,603	2,153	-	210,719
Cash flows from (used in) investing activities
Satellite programs	-	-	(218,915)	-	-	-	(218,915)
Property additions	-	-	(3,995)	(552)	(251)	-	(4,798)
Proceeds on disposal of assets	-	-	70,948	346	-	-	71,294
	-	-	(151,962)	(206)	(251)	-	(152,419)
Cash flows from (used in) financing activities
Debt financing and bank loans	-	-	23,880	-	-	-	23,880
Repayment of bank loans and debt financing	-	-	(46,329)	(12)	-	-	(46,341)
Capital lease payments	-	-	(1,593)	(9,765)	(2,458)	-	(13,816)
Satellite performance incentive payments	-	-	(4,340)	-	-	-	(4,340)
	-	-	(28,382)	(9,777)	(2,458)	-	(40,617)
Effect of changes in exchange rates on cash and cash equivalents	-	-	-	672	(385)	-	287
Increase (decrease) in cash and cash equivalents	-	-	16,619	2,292	(941)	-	17,970
Cash and cash equivalents, beginning of period	-	-	83,089	12,056	3,394	-	98,539
Cash and cash equivalents, end of period	-	-	99,708	14,348	2,453	-	116,509

Condensed Consolidating Statement of Cash Flow
For the three months ended September 30, 2009

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated

Cash flows from operating activities
Net earnings (loss)	203,424	-	206,640	3,064	14,129	(223,833)	203,424
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
Amortization	-	-	45,044	12,433	1,049	-	58,526
Future income taxes	-	-	10,617	(190)	98	-	10,525
Unrealized foreign exchange (gain) loss	-	-	(286,841)	7,347	(1,935)	-	(281,429)
Unrealized (gain) loss on derivatives	-	-	88,532	-	-	-	88,532
Dividends on preferred shares	3,216	-	-	-	-	-	3,216
Stock-based compensation expense	-	-	1,125	305	58	-	1,488
(Income) loss from equity investments	(206,640)	-	(19,452)	2,259	-	223,833	-
(Gain) Loss on disposal of assets	-	-	(8,192)	(381)	(27,807)	-	(36,380)
Other	-	-	5,006	493	161	-	5,660
Customer prepayments on future satellite services	-	-	1,039	-	-	-	1,039
Changes in other assets and liabilities	-	-	28,799	(15,741)	15,999	-	29,057
	-	-	72,317	9,589	1,752	-	83,658
Cash flows from investing activities
Satellite programs	-	-	(97,734)	-	-	-	(97,734)
Property additions	-	-	(1,352)	(194)	(220)	-	(1,766)
Proceeds on disposal of assets	-	-	70,888	(119)	-	-	70,769
	-	-	(28,198)	(313)	(220)	-	(28,731)
Cash flows from (used in) financing activities
Debt financing and bank loans	-	-	-	-	-	-	-
Repayment of bank loans and debt financing	-	-	(7,869)	(11)	-	-	(7,880)
Capital lease payments	-	-	248	(9,758)	(792)	-	(10,302)
Satellite performance incentive payments	-	-	(1,353)	-	-	-	(1,353)
	-	-	(8,974)	(9,769)	(792)	-	(19,535)
Effect of changes in exchange rates on cash and cash equivalents	-	-	-	541	(220)	-	321
Increase (decrease) in cash and cash equivalents	-	-	35,144	49	520	-	35,713
Cash and cash equivalents, beginning of period	-	-	64,564	14,299	1,933	-	80,796
Cash and cash equivalents, end of period	-	-	99,708	14,348	2,453	-	116,509

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with Telesat Holdings Inc.’s unaudited consolidated financial statements beginning at Page 1 of this Quarterly Report.  As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, references to “Telesat”, “we”, “our” and “us” refer to Telesat Holdings Inc. and its subsidiaries.  Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to the unaudited consolidated financial statements of Telesat Holdings Inc. included herein.

The dollar amounts presented in this Quarterly Report are in Canadian dollars unless otherwise specified.  On September 30, 2010, the Bloomberg exchange rate was CAD$1 = USD$0.9716.  The average exchange rate for the three months ended September 30, 2010 was CAD$1 = USD$0.9496.

The financial information presented herein has been prepared on the basis of Canadian GAAP, which differs in certain respects from United States GAAP.  For a summary of differences between Canadian and United States GAAP, please refer to note 24 to our audited consolidated financial statements contained in Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission (SEC) and to note 8 to the unaudited consolidated financial statements for the three and nine months ended September 30, 2010 contained in this Quarterly Report.

The information contained in this MD&A takes into account information available up to November 4, 2010, unless otherwise noted.

Forward-Looking Statements Safe Harbor

This Quarterly Report contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the possibility of an initial public offering or alternative strategic transaction. When used in this Quarterly Report, the words “believes”, “expects”, “plans”, “may”, “will”, “would”, “could”, “should”, “anticipates”, “estimates”, “project”, “intend” or “outlook” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information.   Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties.  Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed with the SEC as well as Telesat Canada’s other filings with the SEC which can be obtained on the SEC’s website at http://www.sec.gov.  Readers are specifically referred to those documents.  Known risks and uncertainties include but are not limited to: (1) financial risks, including economic downturns, restrictions imposed by covenants contained in the agreements governing our debt, our leverage, volatility in exchange rates, and our dependence on a few large customers for a significant proportion of our revenue; (2) risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to obtain or renew satellite insurance at all or on reasonable terms, and competition from other providers of telecommunications services; (3) risks associated with domestic and foreign government regulation; and (4) other risks, including potential conflicts of interest with our significant shareholders, litigation, and market risks. The foregoing list of important factors is not exhaustive. The information contained in this Quarterly Report reflects our beliefs, assumptions, intentions, plans and expectations as of the date of this report.  We disclaim any obligation or undertaking to update or revise the information herein.

OVERVIEW OF THE BUSINESS

We are a leading global fixed satellite services operator, with offices and facilities around the world.   We provide our satellite and communication services from a fleet of satellites that occupy Canadian and other orbital locations.  We are organized into one operating segment, the satellite services business; however, we provide our services through three business categories: Broadcast, Enterprise and Consulting & Other.

The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment.  Once the investment in a satellite is made the incremental costs to maintain and operate the satellite is relatively low over the life of the satellite, with the exception of in-orbit insurance.  We have been able to generate a large contracted revenue backlog by entering into long-term contracts with some of our customers for all or substantially all of a satellite’s life.  Historically, this has resulted in revenue from the satellite services business being fairly predictable.

At September 30, 2010, we provided satellite services to customers from our fleet of 12 in-orbit satellites. These 12 satellites had an average service life remaining of approximately 7.6 years, or 52%.  We calculate these figures using, for each satellite, the lesser of its manufacturers' end-of-service life or its expected end-of-orbital maneuver life.  We periodically review, using current engineering data, our estimates of the expected end-of-orbital maneuver lives of our satellites.

We currently have three satellites under construction: Telstar 14R/Estrela do Sul 2 (“Telstar 14R”), which we anticipate will be launched in mid-2011, Nimiq 6, which we anticipate will be launched in the first half of 2012, and Anik G1, which we anticipate will be launched in the second half of 2012.

Telesat Canada and its affiliates are authorized by governments, including those of Canada, the United States, Brazil and the Kingdom of Tonga, to access and use certain geostationary orbital locations and associated spectrum resources.  The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

Revenue

We earn revenue by providing video and data services using satellite transponder capacity and the provision of equipment and services related thereto.

We recognize revenue when earned, as services are rendered or as products are delivered to customers.  For us to recognize revenue there must be evidence that an arrangement exists, the amount of revenue must be fixed or determinable and our ability to collect must be reasonably assured.  In particular, broadcast and some enterprise revenue are generally billed in advance to the customers and recognized in the month for which the service is rendered.  Consulting revenue for cost plus contracts are recognized after the work has been completed and accepted by the customer.  The percentage of completion method is used for fixed price contracts.

Expenses

Our operations and administration expense consists mainly of labour, the cost of which is relatively stable.  As we take advantage of growth opportunities through the addition of satellites to our fleet, we believe we can increase revenue with relatively smaller increases in expenses from operations and administration.  Variable operating expenses include in-orbit insurance and direct-billed expenses, such as third-party contractor services.

Interest expense continues to be a significant expense as a result of the debt facilities entered into on October 31, 2007.  Foreign exchange gains or losses incurred on the translation of the U.S. dollar denominated debt and the gains or losses on financial instruments resulting from variations in the exchange rate and interest rates on the market value of the cross-currency basis swap and interest rate swaps for the debt remain significant components of our net earnings.

Another significant operating expense is the straight-line amortization of the cost of each of our satellites over their useful life.

RECENT DEVELOPMENTS

Corporate

In September 2010, we were recognized by Euroconsult, a leading analyst and research group in satellite communications, as Global Satellite Operator of the Year. This award recognizes our market leading position in such metrics as 2009 revenue growth, revenue growth rate for 2006-2009, as well as growth in 2009 EBITDA and EBITDA margin.  The award evaluates both mobile and fixed satellite service providers.

Expansion

In September 2010, we entered into a 15 year contract with Paradigm Services for the full X-band payload of three transponders on Anik G1.  Paradigm Services serves the Canadian Department of National Defense, the British Ministry of Defence, and other countries through a combination of its own satellites and specialized capacity leases.  Anik G1’s 16 extended Ku-band transponders have already been contracted for the life of the satellite to Shaw Direct.  Anik G1 will also have capacity over South America that will replace the Ku-band capacity on Telesat’s existing Anik F1 satellite and double F1’s South American C-band transponders.

Other

Also in the quarter, the Board of Directors of the Company authorized management to explore an initial public offering of the Company’s shares or other strategic alternatives that may arise.

FUTURE OUTLOOK

Our commitment to providing strong customer service and our focus on innovation and technical expertise have allowed us to successfully build our business to date.  Building on our existing contractual revenue backlog, our focus is on taking disciplined steps to grow our core business and sell newly launched and existing in-orbit satellite capacity, and, in a disciplined manner, using the cash flow generated by existing business, contracted expansion satellites and cost savings to strengthen the business.

We believe our satellite fleet offers a strong combination of existing revenue backlog and revenue growth and a strong foundation upon which we will seek to grow our revenue and cash flows. The growth is expected to come from our Telstar 14R satellite which we anticipate will be launched in mid-2011, our Nimiq 6 satellite which we anticipate will be launched in  the first half of 2012, our Anik G1 satellite which we anticipate will be launched in the second half of 2012, and the sale of available capacity on our existing satellites.

We believe we are well-positioned to serve our customers and the markets in which we participate.  We actively pursue opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to a substantial amount of capacity at the time the satellite construction contract is signed.  Although we regularly pursue opportunities to develop new satellites, we do not procure additional or replacement satellites until we believe there is a demonstrated need and a sound business plan for such satellite capacity.

We anticipate that we will be able to increase revenue without a proportional increase in operating expenses, allowing for profit margin expansion.  The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment.  Once the investment in a satellite is made, the incremental cost to maintain and operate the satellite is relatively low over the life of the satellite, with the exception of in-orbit insurance.  The relatively fixed cost nature of the business, combined with contracted revenue growth and other growth opportunities is expected to produce growth in operating income and operating cash flow.

For the remainder of 2010, we continue to focus on the execution of our business plan to serve our customers in the markets in which we participate, the sale of capacity on our existing satellites and continuing efforts to achieve operating efficiencies.   We will also continue to pursue the expansion of our fleet with the on-going construction of Telstar 14R, Nimiq 6 and Anik G1.

RESULTS OF OPERATIONS

Review of financial performance

In the current economic climate, our significant revenue backlog and long-term customer contracts protect us, to a certain extent, from short-term market fluctuations.  With the launch of two satellites in 2009 and the construction of Telstar 14R, Nimiq 6 and Anik G1 in progress, we believe we are well positioned to strengthen our overall financial position.

Our net earnings for the quarter were $79 million compared to the $203 million realized in the quarter ended September 30, 2009.  The change was primarily due to lower foreign exchange gains on the translation of our foreign currency denominated net liabilities, partially offset by a lower loss on the fair value of financial instruments and improved net operating results.  The 2009 results were also impacted by a one-time gain of approximately $35 million arising from the termination of our leasehold interest in Telstar 10.

Despite the weaker U.S. dollar compared to the same quarter last year, our results for the quarter remained strong.  Revenue increased primarily as a result of the entry into service of Nimiq 5 and new contracts on Telstar 11N while operating expenses decreased primarily due to efficiencies gained over the prior period.  These improvements were partially offset by a decrease in revenue due to the termination of our leasehold interest in Telstar 10 in July 2009.

Our debt is primarily denominated in U.S. dollars and therefore we are directly impacted by movements in foreign exchange rates.  Between the end of the second and the end of the third quarter of 2010, the Canadian dollar strengthened against the U.S. dollar by 3 cents, creating foreign exchange gains.  However, a larger gain was recognized in the third quarter of 2009 because the Canadian dollar strengthened by 7 cents against the U.S. dollar.  Therefore, year over year, net earnings are $123 million less due to foreign exchange gains net of losses on changes in fair value of financial instruments.

Below are the foreign exchange rates impacting our financial statements this quarter:

	Q2, 2010	Q2, 2009	Q3, 2010	Q3, 2009	Q3 YTD, 2010	Q3 YTD, 2009

CAD to USD spot rate, end of the quarter	$0.9399	$0.8602	$0.9716	$0.9350
CAD to USD average rates	$0.9747	$0.8450	$0.9496	$0.9001	$0.9562	$0.8478

CAD to USD spot rate at December 31, 2009	$0.9494

Revenue

	Three Months Ended September 30,		Nine Months Ended September 30,
(in CAD$ millions)	2010	2009	2010	2009

Broadcast	113	95	341	303
Enterprise	88	84	250	266
Consulting and other	9	8	23	23
Total revenue	210	187	614	592

Broadcast revenue increased by $18 million to $113 million in the third quarter of fiscal 2010 as compared to the third quarter of fiscal 2009, primarily due to Nimiq 5 revenue as the satellite was placed into commercial service in October 2009, as well as additional revenue earned from Anik F2.  This increase was partially offset by reductions in revenue related to the impact of the weaker average U.S. dollar, as compared to the same quarter last year, on the conversion of our U.S. denominated revenue into Canadian dollars, as well as the termination of our leasehold interest in Telstar 10 which occurred in July 2009.  The increase in broadcast revenue of $38 million to $341 million in the first nine months of fiscal 2010 as compared to the first nine months of fiscal 2009 was attributable to the same factors noted above, but was also partially offset by the removal from service of Nimiq 3 which occurred in June 2009.

Enterprise revenue increased by $4 million to $88 million in the three months ended September 30, 2010 as compared to $84 million for the third quarter of fiscal 2009.   The increase was due to revenue from Telstar 11N which began commercial service in April 2009, and for which we have entered into several new contracts over the past year.  Additional increases arose from an increase in equipment sales revenue due to the completion of a significant project, as well as growth in our Telstar 18 service revenue.  These increases were partially offset by the impact of the weaker average U.S. dollar on the conversion of our U.S. denominated revenue into Canadian dollars, the termination of our leasehold interests in Telstar 10, and the impact of decreased business from enterprise customers in the automotive industry.  Our decrease of $16 million in enterprise revenues for the nine months ended September 30, 2010 as compared to the same period in 2009 was attributable to the weaker average U.S dollar, decreased business from enterprise customers in the automotive industry, and the termination of our leasehold interests in Telstar 10.  This was partially offset by the full period impact of Telstar 11N going into commercial service, benefits received due to the early termination of a customer contract in the second quarter of 2010, and growth in our Telstar 18 service revenue throughout fiscal 2010.

Consulting revenue increased by $1 million to $9 million in the third quarter of fiscal 2010 as compared to the third quarter of fiscal 2009.  This was primarily the result of new satellite construction monitoring contracts and the completion of additional contract milestones when compared to the prior year, partially offset by the effect of the weaker average U.S. dollar on the conversion of our U.S. dollar denominated revenue into Canadian dollars.

Operating Expenses

	Three Months Ended September 30,		Nine Months Ended September 30,
(in CAD$ millions)	2010	2009	2010	2009

Amortization	63	59	188	184
Operations and administration	45	55	140	173
Cost of equipment sales	5	4	11	12
Total operating expenses	113	118	339	369

Amortization

Amortization expense increased by $4 million for the three months ended September 30, 2010 compared to the $59 million for the three months ended September 30, 2009.  Most of the increase was due to amortization on Nimiq 5, which was placed into commercial service in October 2009.  This was partially offset by less amortization due to an extension in the end-of-life estimate for Anik F1.

Amortization expense for the nine months ended September 30, 2010 increased by $4 million compared to the same period in 2009.  The increase was mainly due to the launch of Nimiq 5 in October 2009 and due to a full nine months amortization on Telstar 11N.  These were offset by a decrease in the amortization of Anik F1 as a result of an extension in its expected end-of-life, the removal from service of Nimiq 3, the termination of our leasehold interest in Telstar 10, the retirement and sale of the Kapolei earth station equipment, and the drawdown of revenue backlog and customer relationship assets in 2009.

Operations and Administration

Operating and administration expenses decreased by $10 million, to $45 million, year over year.  Operating and administration expenses also decreased by $33 million for the nine months ended September 30, 2010 as compared to the nine months ended September 30, 2009.  The improvements were primarily due to cost reductions as a result of efficiencies gained from restructuring activities implemented in the prior year, reductions in expenses related to third party satellite capacity and the elimination of expenses associated with the decreased revenue from enterprise customers in the automotive industry.  The prior nine month period also included a one time restructuring charge of $3 million.  Finally, operating and administration expenses were also positively impacted by the weaker average U.S. dollar on the conversion of our U.S. denominated expenses into Canadian dollars.

Cost of Equipment Sales

Cost of equipment sales increased by $1 million to $5 million for the quarter ended September 30, 2010 as compared to $4 million for the third quarter of fiscal 2009.  This increase is consistent with the increase in revenue due to the completion of a significant project during the quarter.  Cost of equipment sales decreased by $1 million for the nine months ended September 30, 2010 when compared to that of 2009, after taking into account a $1 million non-recurring expense of deferred charges and an inventory write-down within the first six months of 2009.

Interest Expense

	Three Months Ended September 30,		Nine Months Ended September 30,
(in CAD$ millions)	2010	2009	2010	2009

Debt service costs	65	69	193	213
Dividends on senior preferred shares	3	3	9	10
Capitalized interest	(5)	(5)	(9)	(18)
Interest expense	63	67	193	205

Debt service costs decreased by $4 million to $65 million for the three months ended September 30, 2010 as compared to the third quarter of fiscal 2009.  Debt service costs decreased by $20 million to $193 million for the nine months ended September 30, 2010 as compared to the nine months ended September 30, 2009.  The decrease for both the three and nine months ended September 30, 2010 was primarily due to the impact of the weaker average U.S. dollar on the conversion of our U.S. denominated interest expense into Canadian dollars and a reduction in the average interest rate.

Dividends on senior preferred shares decreased by $1 million for the nine months ended September 30, 2010 due to a decrease in the dividend rate from 8.5% to 7% beginning in July 2010.

Capitalized interest decreased by $9 million for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009 due to the status of the satellite construction programs.  Telstar 11N and Nimiq 5 were under construction in 2009 and were in later stages of completion compared to Telstar 14R, Nimiq 6 and Anik G1 which are under construction in 2010 but in earlier construction phases.

Foreign exchange and derivatives

	Three Months Ended September 30,		Nine Months Ended September 30,
(in CAD$ millions)	2010	2009	2010	2009

Loss on change in fair value of financial instruments	51	95	48	131
Foreign exchange gain	(106)	(273)	(72)	(461)

The foreign exchange gain for the three months ended September 30, 2010 was $106 million compared to a foreign exchange gain of $273 million for the third quarter of fiscal 2009 resulting in a total variation of $167 million.  The gain for the three months ended September 30, 2010 was mainly the result of a stronger Canadian to U.S. dollar spot rate as at September 30, 2010 ($0.9716), compared to June 30, 2010 ($0.9399), and the resulting favorable impact on our U.S. dollar denominated debt.  The larger gain for the three months ended September 30, 2009 was as a result of variations in the foreign exchange rate, but of a larger magnitude, where the Canadian dollar strengthened from $0.8602 at the end of June 2009 to $0.9350 at the end of September 2009.  The foreign exchange gain in the third quarter of 2010 was partially offset by a loss of $51 million on financial instruments, which was caused by variations in the exchange rates and interest rates on the fair value of our cross-currency basis swap and interest rate swaps.

The foreign exchange gain for the nine months ended September 30, 2010 was $72 million compared to a foreign exchange gain of $461 million for the nine months ended September 30, 2009 resulting in a total variation of $389 million.  The gain was mainly the result of a stronger Canadian to U.S. dollar spot rate as at September 30, 2010 ($0.9716) compared to the spot rate at the end of 2009 ($0.9494) and the resulting favourable impact on our U.S. dollar denominated debt.  At September 30, 2009, the foreign exchange impact was even more favorable as the Canadian dollar had strengthened to a larger extent against the U.S. dollar when compared against the exchange rate at the end of the previous fiscal year ($0.8166 at the end of December 2008 to $0.9350 at the end of September 2009).  The 2010 year to date foreign exchange gain was partially offset by a loss of $48 million on financial instruments for the same period, caused by variations in the exchange rates and interest rates on the fair value of our cross-currency basis swap and interest rate swaps.

Income Taxes

	Three Months Ended September 30,		Nine Months Ended September 30,
(in CAD$ millions)	2010	2009	2010	2009

Current income tax expense (recovery)	(1)	(1)	1	(3)
Future income tax expense	11	11	18	31
Total income tax expense	10	10	19	28

The income tax expense for the three months ended September 30, 2010 totaled $10 million and was essentially unchanged from the same quarter in 2009.  This is due to the quarters having similar levels of taxable income.

The current income tax expense for the nine months ended September 30, 2010 was $4 million higher than the same period in 2009, as the first half of 2009 benefitted from a successful resolution of a one-time non recurring tax appeal concerning Anik F1 and Anik F1R.

The future income tax expense for the nine months ended September 30, 2010 was $13 million lower than the same period in 2009 as the first half of 2009 experienced higher unrealized foreign exchange gains.

Backlog

Contracted revenue backlog represents our expected future revenue (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The significant majority of our contracted revenue backlog is generated from service or other agreements for satellite capacity, under contract through its expiration date. We do not make the assumption that a given contract will be renewed beyond its stated expiration date. Our contracted revenue backlog is attributable to satellites currently in-orbit and our satellites under construction, namely, Nimiq 6, Telstar 14R and Anik G1.  As of September 30, 2010, our contracted backlog was approximately $5.6 billion. This amount includes approximately $384 million of customer prepayments that Telesat has already received.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites and satellites under construction were to experience a significant launch delay, launch or in-orbit failure, or otherwise fail to operate as anticipated, we may be obligated to return all or part of the customer prepayments made under service agreements for that satellite. Those repayments would be funded by any insurance proceeds we may receive, cash on hand and/or funds available under our revolving credit facility.

We expect our backlog to be recognized as follows:

	Q4 2010	2011	2012	2013	2014 and thereafter
(in CAD$ millions)

Backlog	159	560	507	499	3,897

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at September 30, 2010, we had $245 million of cash and short-term investments as well as approximately $153 million of borrowing availability under our Revolving Facility (as defined below). We believe that cash and short-term investments as at September 30, 2010, cash flow from operations, including amounts from customer prepayments, and drawings on the available lines of credit under the Credit Facility (as defined below) will be adequate to meet our expected cash requirements for the next twelve months for activities in the normal course of business, including interest and required principal payments on debt, as well as planned capital expenditures.

Cash Flows From Operating Activities

Cash generated from operating activities for the three months ended September 30, 2010 was $137 million, a $54 million increase over the same period in 2009.  Sources of cash were primarily driven by improved positive cash flow from operations and from working capital.  Significant cash inflows included $9 million of customer prepayments on future satellite services.

Cash generated from operating activities for the nine months ended September 30, 2010 was $292 million, an $82 million increase over the same period in 2009.  Sources of cash were primarily driven by improved positive cash flow from operations, customer prepayments for future satellite services and from working capital.

Cash Flows Used in Investing Activities

Cash used in investing activities for the three months ended September 30, 2010 was $76 million.  This consisted of cash outflows related to capital expenditures of $78 million for the construction of the Telstar 14R, Nimiq 6 and Anik G1 satellites.  Proceeds on the disposal of property and equipment was $2 million for the period.  We will continue to use a significant amount of cash for future capital spending over the coming years with the on-going construction of Telstar 14R, Nimiq 6 and Anik G1.  Cash used in investing activities for the three months ended September 30, 2009 was $29 million and was primarily for the construction of the Nimiq 5 satellite, which started commercial service in October 2009, and the Telstar 14R satellite.

Cash used in investing activities for the nine months ended September 30, 2010 was $170 million.  This consisted of cash outflows related to capital expenditures of $178 million primarily for the construction of the Telstar 14R, Nimiq 6, and Anik G1 satellites, offset by proceeds of $8 million relating to the termination of our leasehold interest in the Telstar 10 satellite and the disposal of other property and equipment. Cash used in investing activities for the nine months ended September 30, 2009 was $152 million, comprised of $224 million capital expenditures for the construction of Nimiq 5, Telstar 11N, Telstar 14R and related satellite control facilities, offset by $71 million in proceeds on disposal of assets primarily from Telstar 10.

Cash Flows Used in Financing Activities

Cash used by financing activities for the three months ended September 30, 2010 was $12 million and related primarily to $10 million in scheduled principal payments on our Canadian Term Loan Facility (as defined below) and U.S. Term Loan Facility (as defined below), capital lease payments of $1 million and satellite performance incentive payments of $1 million.

Cash used by financing activities for the three months ended September 30, 2009 was $20 million, primarily due to scheduled principal payments on our Canadian Term Loan Facility and U.S. Term Loan Facility of $8 million, capital lease payments of $11 million and satellite performance incentive payments of $1 million.

Cash used by financing activities for the nine months ended September 30, 2010 was $32 million and was due to the scheduled principal payments on our Canadian Term Loan Facility (as defined below) and U.S. Term Loan Facility (as defined below) of $25 million, capital lease payments of approximately $2 million and satellite performance incentive payments of $5 million.

Cash used by financing activities for the nine months ended September 30, 2009 was $41 million, primarily due to repayment on our Revolving Facility and scheduled principal payments on our Canadian Term Loan Facility and U.S. Term Loan Facility of $46 million, capital lease payments of $14 million and satellite performance incentive payments of $5 million.  This was partially offset by borrowings against the Revolving Facility of $24 million.

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe our cash flow from operations, in addition to cash on hand and available credit facilities, will be sufficient to provide for our capital requirements and to fund our interest and debt payment obligations for the next twelve months.

The construction of Telstar 14R, Nimiq 6 and Anik G1, as well as any other satellite replacement or expansion program will require significant capital expenditures.  We may choose to invest in new satellites to utilize available orbital slots and further grow our business. Cash required for current and future satellite construction programs will be funded from some or all of the following: cash and short-term investments, cash flow from operations, cash flow from customer prepayments or through borrowings on available lines of credit under the Credit Facility.  In addition, we may sell certain satellite assets, and in accordance with the terms and conditions of our Credit Facility, reinvest the proceeds in replacement satellites or pay down indebtedness under that Credit Facility.  Subject to market conditions and subject to compliance with the terms and conditions of our Credit Facility and the financial leverage covenant tests therein, we may also have the ability to obtain additional secured or unsecured financing to fund current or future satellite construction.  However, our ability to access these sources of funding is not guaranteed and, therefore, we may not be able to fully fund additional replacement and new satellite construction programs.

Debt

Telesat Canada has senior secured credit facilities (the “Credit Facility”) arranged with a syndicate of banks. The Credit Facility is guaranteed by Telesat Holdings and certain Telesat Canada subsidiaries.

The Credit Facility

The Credit Facility is secured by substantially all of our assets.  Under the terms of the Credit Facility, we are required to comply with certain covenants which are usual and customary for highly leveraged transactions, including financial reporting, maintenance of certain financial covenant ratios for leverage and interest coverage, a requirement to maintain minimum levels of satellite insurance, restrictions on capital expenditures, a restriction on fundamental business changes or the creation of subsidiaries, restrictions on investments, restrictions on dividend payments, restrictions on the incurrence of additional debt, restrictions on asset dispositions and restrictions on transactions with affiliates.  We were also required to enter into swap agreements that will effectively fix or cap the interest rates on at least 50% of our funded debt for a three year period ending October 31, 2010.  Each tranche of the Credit Facility is subject to mandatory principal repayment requirements, which, in the initial years, are generally 1/4 of 1% of the initial aggregate principal amount.

The Credit Facility consists of several tranches, which are described below.

i - Revolving Facility

The Revolving Facility is a $153 million loan facility with a maturity date of October 31, 2012.  Loans under the Revolving Facility currently bear interest at a floating rate plus an applicable margin based upon a leverage pricing grid.  The Revolving Facility currently has an unused commitment fee of 37.5 basis points that is subject to adjustment based upon a leverage pricing grid.  As of September 30, 2010, other than approximately $0.2 million in drawings related to letters of credit, there were no borrowings under this facility.

 ii - Canadian Term Loan Facility

The Canadian Term Loan Facility was initially a $200 million loan, with a maturity date of October 31, 2012.  As of September 30, 2010, $175 million of the facility was outstanding, which represents the full amount available following the mandatory repayments in 2008, 2009 and the first three quarters of 2010.  The Canadian Term Loan Facility bears interest at a floating rate of the Bankers Acceptance borrowing rate plus an applicable margin of 275 basis points.  The required repayments on the Canadian Term Loan Facility are $5 million for the remainder of 2010.

iii - U.S. Term Loan Facility

The U.S. Term Loan Facility was initially a US$1.9 billion ($2.0 billion) loan facility denominated in U.S. dollars with a final maturity date of October 31, 2014.  The U.S. Term Loan Facility is made up of two facilities, a US$1.8 billion U.S. Term Loan I Facility and a US$150 million U.S. Term Loan II Facility.  As of September 30, 2010, the amounts outstanding, which represents the full amounts available under these facilities were US$1.7 billion ($1.8 billion) and US$146.6 million ($150.9 million) respectively following the mandatory repayments in 2008, 2009 and the first three quarters of 2010.  The U.S. Term Loan Facility bears interest at LIBOR plus an applicable margin of 300 basis points.

In order to hedge our currency risk over the life of the loans, we have a currency basis swap to synthetically convert US$1.1 billion of future U.S. dollar denominated payment obligations to $1.2 billion.  This currency basis swap is being amortized on a quarterly basis at ¼ of 1% of the original amount.  As of September 30, 2010, the balance of this swap was $1.2 billion and bears interest at a floating rate of Bankers Acceptance plus an applicable margin of approximately 382 basis points.

Senior Notes due November 1, 2015

The Senior Notes, in the amount of US$692.8 million ($713.0 million), bear interest at an annual rate of 11.0% and are due November 1, 2015.  The Senior Notes include covenants or terms that restrict our ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) within certain limits, modify or cancel our satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Notes prior to May 1, 2012, in each case subject to exceptions provided in the Senior Notes indenture.

Senior Subordinated Notes due November 1, 2017

The Senior Subordinated Notes, in the amount of US$217.2 million ($223.5 million), bear interest at a rate of 12.5% and are due November 1, 2017. The Senior Subordinated Notes include covenants or terms that restrict our ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) within certain limits, modify or cancel our satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Subordinated Notes prior to May 1, 2013, in each case subject to exceptions provided in the Senior Subordinated Notes indenture.

As of September 30, 2010, we were in compliance with the financial covenants of our Credit Facility and the indentures governing our 11% Senior Notes due in 2015 and 12.5% Senior Subordinated Notes due in 2017.

Debt Service Cost

An estimate of the interest expense on the Facilities is based upon assumptions of LIBOR and Bankers Acceptance rates and the applicable margin for the Credit Facility, the Senior Notes and the Senior Subordinated Notes.  Our estimated interest expense for the remainder of 2010 is approximately $55 million.

Derivatives

We have used interest rate and currency derivatives to hedge our exposure to changes in interest rates and foreign exchange rates.

We use forward contracts to hedge our foreign currency risk on anticipated transactions, mainly related to the construction of satellites and interest payments.  At September 30, 2010, we had outstanding foreign exchange forward contracts which require us to pay Canadian dollars $81.9 million to receive US$80.0 million.  The fair value of these derivative contracts was an asset of $0.6 million as of September 30, 2010.  These forward contracts are due between October 29, 2010 and March 30, 2011.

In order to hedge our currency risk, we have a currency basis swap to synthetically convert US$1.0 billion of the U.S. Term Loan Facility debt into $1.2 billion of debt.  As of September 30, 2010, the fair value of this derivative contract was a liability of $159.2 million.  Most of this non-cash loss will remain unrealized until this contract is settled.  The contract is due October 31, 2014.

On November 30, 2007, we entered into a series of five interest rate swaps to fix interest rates on US$600 million of U.S. dollar denominated debt and $630 million of Canadian dollar denominated debt for an average term of 3.2 years.  On August 25, 2009, we entered into delayed-start interest rate swaps related to the $630 million of Canadian dollar denominated debt to extend their maturities to October 31, 2014.  On October 1, 2009, we entered into a delayed-start interest rate swap for an additional $300 million to fix the interest rate on Canadian dollar denominated debt from January 2011 to October 2014.  As of September 30, 2010, the fair value of these derivative contracts was a liability of $69.6 million.  These contracts mature on various dates between October 31, 2010 and October 31, 2014.

Capital Expenditures

We have entered into contracts for construction and launch of the Telstar 14R satellite, the Nimiq 6 satellite and the Anik G1 satellite.  The outstanding commitments as of September 30, 2010 on these contracts are approximately $474 million or US$460 million. These expenditures will be funded from some or all of the following: cash and short-term investments, cash flow from operations, cash flow from customer prepayments or through borrowings on available lines of credit under the Credit Facility.

Market Risk

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and cash equivalents, short-term investments, accounts receivable, derivative assets as well as other assets. Investment of these funds is done with high quality financial institutions and is governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade U.S. dollar and Canadian dollar denominated investments.

We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings. We periodically monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars.  The most significant impact of variations in the exchange rate is on the U.S. dollar denominated debt financing.  We are also exposed to foreign currency risk on anticipated transactions, such as the costs of satellite construction and acquisition.

Our main currency exposures as at September 30, 2010 lie in our U.S. dollar denominated cash and cash equivalents, accounts receivable, accounts payable and debt financing.

Approximately 45% of our revenue for the nine months ended September 30, 2010, a large portion of our expenses and a substantial portion of our indebtedness and capital expenditures are denominated in U.S. dollars. As a result, the volatility of United States currency may expose us to foreign exchange risks. In the third quarter of fiscal 2010, as a result of the strengthening Canadian dollar, we recorded foreign exchange gains of approximately $106 million, prior to any impact on hedging instruments. For 2009, we recorded a gain of approximately $273 million for the comparable quarter, as the Canadian dollar also strengthened against the U.S. dollar.

As at September 30, 2010, a 5 percent increase (decrease) in the Canadian dollar against the U.S. dollar would have increased (decreased) the Company’s net earnings by approximately $159 million and increased (decreased) other comprehensive income by approximately $2 million.  This analysis assumes that all other variables, in particular, interest rates, remain constant.

Interest Rate Risk

We are exposed to interest rate risk on our cash and cash equivalents and our long-term debt, which is primarily variable rate financing.  Changes in the interest rates could impact the amount of interest we are required to pay.

Derivative Financial Instruments

We use derivative instruments to manage our exposure to foreign currency and interest rate risk.  Our policy is that we do not use derivative instruments for speculative purposes.

We use the following instruments:

•	forward currency contracts to hedge foreign currency risk on anticipated transactions, mainly related to the construction of satellites and interest payments;

•	a cross-currency basis swap to hedge the foreign currency risk on a portion of our U.S. dollar denominated debt; and

•	interest rate swaps to hedge the interest rate risk related to debt financing which is primarily variable rate financing.

Fair value of a financial instrument is the amount that willing parties would accept to exchange based on the current market for instruments with the same risk, principal and remaining maturity. Fair values are based on estimates using present value and other valuation methods.  As required under Canadian GAAP, the fair values also include an adjustment related to the counterparty credit risk.

These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

Through our long-term debt, we are exposed to interest rate and foreign exchange fluctuations.  The following tables, which are based on scheduled debt repayments, derivative maturities and foreign exchange rates as at September 30, 2010, contain additional information on some of our exposures and the derivative instruments that mitigate these risks.

Foreign Exchange Rate Exposure (Long-term Debt)
(CAD millions, beginning of period)	Q4-2010	2011	2012	2013	2014	Thereafter	Fair Value
							Sept 30, 2010

Long-term debt (USD denominated):
US Term Loans	1,907.4	1,902.5	1,882.9	1,863.3	1,843.7	-
Senior and Senior Subordinated Notes	936.6	936.6	936.6	936.6	936.6	936.6
Foreign exchange exposure	2,844.0	2,839.1	2,819.5	2,799.9	2,780.3	936.6

Foreign exchange derivatives:
Cross-currency basis swap	(1,054.9)	(1,052.2)	(1,041.4)	(1,030.5)	(1,019.7)	-	(159.2)

Net foreign exchange exposure	1,789.1	1,786.9	1,778.1	1,769.4	1,760.6	936.6

Interest Rate Exposure
(CAD millions, beginning of period)	Q4-2010	2011	2012	2013	2014	Thereafter	Fair Value
							Sept 30, 2010

Long-term debt exposed to variable interest rate *:
CAD denominated (CDOR + spread)	1,365.6	1,357.5	1,255.3	1,163.0	1,150.8	-
USD denominated (Libor + spread)	852.5	844.9	829.1	798.7	768.2	-
Interest rate exposure	2,218.1	2,202.4	2,084.4	1,961.7	1,919.0	-

Interest rate derivatives:
Variable to fixed (CAD notional)	(630.0)	(630.0)	(930.0)	(930.0)	(930.0)	-	(48.5)
Average fixed rate (before spread)	3.68%	3.68%	3.28%	3.28%	3.28%	-

Variable to fixed (USD notional)	(617.5)	(514.6)	-	-	-	-	(21.1)
Average fixed rate (before spread)	3.96%	3.99%	-	-	-	-
Total interest rate exposure mitigated	(1,247.5)	(1,144.6)	(930.0)	(930.0)	(930.0)	-

Net Interest Rate Exposure	970.6	1,057.8	1,154.4	1,031.7	989.0	-

* Net of impact of cross-currency basis swap

In addition, we also entered into the following foreign exchange forward contracts in order to mitigate some exposure on future U.S dollar denominated cash flows relating to capital expenditures and interest payments.

Forward Foreign Exchange Contracts (Anticipated Transactions)							Fair Value
(Receive USD/Pay CAD)	Q4-2010	2011	2012	2013	2014	Total	(CAD)

Contract Amount (USD millions)	55.0	25.0	-	-	-	80.0	0.6
Average Contractual Exchange Rate	1.0243	1.0225	-	-	-	1.0238

Non-GAAP Measures

Consolidated EBITDA for Covenant Purposes

Under the terms of our Credit Facility, we are required to comply with certain financial ratio maintenance covenants.

Our Consolidated EBITDA for Covenant Purposes is defined as income (loss) before the deduction of income taxes for Telesat Holdings and Restricted Subsidiaries plus interest expense, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, losses on asset dispositions, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued, non-cash charges related to stock compensation expense and consulting fees payable to Loral in mezzanine securities.  Additional sums which may be added include collections on sales-type leases, and further adjustments made to revenues which may have been earned by satellites that have been subject to an insured loss.  Deductions which are made in calculating Consolidated EBITDA for Covenant Purposes include extraordinary and non-recurring gains, non-cash gains, gains on asset sales and gains on sales-type leases, unless collected during the period.  Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including gains or losses on derivative contracts).

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with GAAP, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with GAAP or (2) operating cash flows determined in accordance with GAAP.  Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such as interest payments, tax payments and debt service requirements.  We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of certain financial covenants in the Credit Facility and the indentures governing the Senior Notes and Senior Subordinated Notes.  Consolidated EBITDA for Covenant Purposes is a material component of these covenants.  Non-compliance with the financial ratio maintenance covenants contained in our Credit Facility could result in the requirement to immediately repay all amounts outstanding, while non-compliance with the debt incurrence ratio contained in the indentures governing the Notes would prohibit us from being able to incur additional indebtedness other than pursuant to specific exceptions.  Because not all companies use identical calculations, this presentation of Consolidated EBITDA for Covenant Purposes may not be comparable to other similarly titled measures of other companies.  We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of earnings before income taxes, which is a GAAP measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in our indentures and Credit Facility agreements (our “debt agreements”) and the calculation of the ratio of net debt to Consolidated EBITDA for Covenant Purposes, and interest expense to Consolidated EBITDA for Covenant Purposes as defined in our debt agreements.  The terms and related calculations are defined in our debt agreements, copies of which are publicly available.

	Twelve Months Ended September 30, 2010	Year Ended December 31, 2009
(in CAD $ millions)

Earnings before income taxes	146.1	419.0
Less: impact of unrestricted subsidiary	1.0	0.9
Consolidated earnings for Covenant Purposes	147.1	419.9
Plus:
Interest expense (note 1)	259.3	271.3
Depreciation expense (note 1)	201.6	198.2
Any impairment charge or asset write-off and amortization of intangibles arising pursuant to ASC 805	55.3	54.2
Any loss from the early extinguishment of indebtedness or hedging obligations on other derivative instruments	94.6	134.4
Other	17.4	23.1
Less:
Any income from the early extinguishment of indebtedness or hedging obligations on other derivative instruments	(44.2)	-
Currency translation losses (gain)	(111.5)	(500.7)
Other	(10.0)	(40.9)
Consolidated EBITDA for Covenant Purposes	609.6	559.5

Note 1: Interest and depreciation expense for covenant purposes exclude certain specific expenses as defined in the agreement and as a result does not reconcile to the financial statement line items.

Consolidated Total Debt for Covenant Purposes

Consolidated Total Debt for Covenant Purposes is a non-GAAP measure.  We believe that the inclusion of Consolidated Total Debt for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of certain financial covenants.  We believe the disclosure of the calculation of Consolidated Total Debt for Covenant Purposes provides information that is useful to an investor’s understanding of our compliance with certain important financial covenants.

The following is a reconciliation of our Consolidated Total Debt for Covenant Purposes to Debt Financing:

	As at September 30, 2010	As at December 31, 2009
(in $ millions)
U.S. dollar denominated debt
U.S. Term Loan I (USD$)	1,706.7	1,719.9
U.S. Term Loan II (USD$)	146.6	147.7
Senior Notes (USD$)	692.8	692.8
Senior Subordinated Notes (USD$)	217.2	217.2
	2,763.3	2,777.6
Foreign exchange adjustment	80.8	147.8
Subtotal (CAD$)	2,844.1	2,925.4
Debt issuance costs	(64.7)	(73.1)

CAD denominated debt
Canadian Term Loan	175.0	185.0
Revolving facility	-	-
Other debt financing	-	-
Debt financing	2,954.4	3,037.3

(in CAD $ millions)
Debt financing	2,954.4	3,037.3
Adjustment for Covenant Purposes:
Unrestricted subsidiary	(18.3)	(20.0)
Debt issuance costs	64.7	73.1
Capital leases	18.3	21.3
Cross currency basis swap adjustment	135.6	111.9
Other	0.2	0.3
Cash (adjusted for unrestricted subsidiaries)	(244.8)	(154.2)
Consolidated Total Debt for Covenant Purposes	2,910.1	3,069.7

Interest Expense for Covenant Purposes

Interest Expense for Covenant Purposes is a non-GAAP measure.  We believe that the inclusion of Interest Expense for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of certain financial covenants.  We believe the disclosure of the calculation of Interest Expense for Covenant Purposes provides information that is useful to an investor’s understanding of our compliance with certain important financial covenants.

The following is a reconciliation of our consolidated interest expense for covenant purposes to interest expense:

	Twelve Months Ended September 30, 2010	Year Ended December 31, 2009
(in CAD $ millions)

Interest expense	261.2	273.6

Adjustment for Covenant Purposes:
Capitalized interest	10.2	19.4
Dividends on preferred shares	(12.8)	(13.5)
Amortization of financing costs	(13.3)	(12.7)
Cash interest income	(1.5)	(0.7)
Other	(0.9)	5.4
Effect of unrestricted subsidiary	(1.9)	(2.3)
Interest expense for Covenant Purposes	241.0	269.2

As of September 30, 2010, Consolidated Total Debt to Consolidated EBITDA for Covenant Purposes ratio, for credit agreement purposes, was 4.77:1, which was less than the maximum test ratio of 7.0:1.  The Consolidated EBITDA for Covenant Purposes to Consolidated Interest Expense ratio, for credit agreement compliance purposes, was 2.53:1, which was greater than the minimum test ratio of 1.45:1.

Critical Accounting Estimates

The preparation of financial statements in accordance with Canadian GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenue and expenses reported for the period.  Actual results could differ from estimates.  Some of the most significant estimates impact: revenue, satellites, property and other equipment, finite life intangible assets, goodwill, contingencies and income taxes.  For more details on these estimates please refer to the management’s discussion and analysis of financial condition and results of operations contained in Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed with the SEC.

Accounting Standards

Changes in Accounting Policies

We have prepared the unaudited interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to interim consolidated financial statements. These financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009.

There were no new accounting policies adopted in the current fiscal quarter.

International Financial Reporting Standards

In May 2007, the CICA published an updated version of its ‘‘Implementation Plan for Incorporating International Financial Reporting Standards (‘‘IFRS’’) into Canadian GAAP’’.   This Plan will result in having publicly accountable enterprises being fully converged with IFRS as issued by the International Accounting Standards Board over a transitional period to be complete by 2011. As an SEC foreign private issuer, we have the option of adopting IFRS or moving to U.S. GAAP.  We have decided to adopt IFRS with a transition date of January 1, 2010, and we will be required to report using the IFRS standards effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, the date we have selected for adoption.

New pronouncements are expected to be issued during this transitional period and as a result, the IFRS as at the transition date are expected to differ from their current form.  In August 2008, the SEC issued a proposed ‘‘road map’’ that would permit certain United States reporting issuers to use IFRS for their filings.  In February 2010, the SEC announced that a decision on whether to incorporate IFRS into the United States financial reporting system will be made in 2011, at which time an updated timeline for this implementation will be announced.  With this revised timeline, it is unlikely that the usage of IFRS by United States reporting issuers would occur before 2015.

We commenced our IFRS conversion project during 2009 and established a formal project governance structure, including an IFRS Steering Committee.  The IFRS Steering Committee consists of senior management members from finance, treasury and investor relations, information technology and legal. The IFRS Steering Committee meets on a regular basis to monitor the progress of the project and make critical decisions in the transition to IFRS.  An external advisor has also been engaged to work with our dedicated project team to complete the conversion project.

Planning and Governance

The conversion project has several phases that have to be completed in order to begin reporting under IFRS:

-	Initial assessment and scoping phase, including the identification of significant differences between existing Canadian GAAP and IFRS with respect to our relevant circumstances;

-
Analysis phase, including analysis of the impact of significant differences between existing Canadian GAAP and IFRS relating to our current accounting policies and the impact on our information technology, internal control over financial reporting, disclosure controls and procedures, training requirements and business activities;

-	Accounting policy selection phase, including the identification, evaluation and selection of the specific accounting policies available under IFRS; and

-	Embedding phase, which will integrate our accounting policy selections into our underlying financial system and processes.

Initial Assessment and Scoping Phase

We have completed the initial assessment and scoping phase. The objective of the initial assessment and scoping phase was to identify the differences between IFRS and Canadian GAAP that could be significant to Telesat, to develop a formal project plan, and identify the internal stakeholders and areas of the Company that may be affected by the conversion to IFRS.

Analysis and Accounting Policy Selection Phases

The objective of these two phases is to evaluate the differences between IFRS and Canadian GAAP that are applicable to Telesat, assess the impact of the differences on our financial position, and select the accounting policies to be applied by us when we begin reporting under IFRS in 2011.  The analysis phase also includes our IFRS training plan, and the assessment of the impact of the identified IFRS differences on our contractual and compensation arrangements, as well as the impact on our internal control over financial reporting and disclosure controls and procedures.  Our analysis of the differences between IFRS and Canadian GAAP that are applicable to Telesat is substantially complete, and we are in the process of reviewing our assessments with our external auditors and quantifying the impact of identified differences.   In the third quarter of 2010, the analysis and accounting policy selection phases of the project was completed.  The status of each of the key activities as of the date of this report is summarized below.

First-Time Adoption of IFRS

Our financial statements for the year ended December 31, 2011, including comparative amounts for 2010, will be prepared in accordance with IFRS.  IFRS 1, First-Time Adoption of International Financial Reporting Standards, generally requires that IFRS be applied on a retrospective basis in the opening balance sheet as at January 1, 2010.  IFRS 1 also provides certain mandatory exceptions and elective exemptions to retrospective application.  We expect that our IFRS 1 elections will be approved by senior management in the fourth quarter of 2010, once we have completed our analysis of and quantified the financial statement impact of each exemption.

Accounting Policies under IFRS

We have completed our analysis of IFRS and the comparison of our accounting policies under Canadian GAAP.  We have identified and initially quantified a number of differences, however the analysis needs to be reviewed by senior management and our external auditors. We anticipate these final reviews will be completed in the fourth quarter.

A summary of the differences between Canadian GAAP and IFRS and accounting policy choices that are applicable to us are summarized below.  In addition to the differences noted between IFRS and Canadian GAAP, IFRS requires more extensive financial statements disclosures in many cases.

This summary should not be regarded as a complete list of the changes that will result from the transition to IFRS, but rather, is intended to highlight the areas we believe to be the most significant.

Impairment of Assets

Asset impairments are identified and measured using a one-step approach under IAS 36, Impairment of Assets, whereby the carrying value of the assets is compared to the greater of their fair value less costs to sell and their value-in-use (discounted future cash flows).   In comparison, asset impairments are identified under Canadian GAAP by comparing the carrying value of the assets to their associated undiscounted future cash flows.  The carrying value of the assets, other than goodwill and indefinite lived intangible assets, is only compared to the fair value of the assets under Canadian GAAP if the carrying value exceeds the undiscounted future cash flows of the asset or group of assets.  An IFRS conversion difference has been identified; however, quantification of the difference has not yet been finalized and approved.

In addition under IFRS, unlike Canadian GAAP, impairments of assets, other than goodwill and indefinite lived intangible assets, may be reversed in future periods if the circumstances that led to the original impairment change such that the previously calculated impairment is reduced or eliminated.   An IFRS conversion difference has been identified and quantified, however, final reviews and approvals are still pending.

Amortization of Satellites, Property and Other Equipment

IAS 16, Property, Plant and Equipment, requires that property, plant and equipment be accounted for on a component basis.  The useful life of each significant component must be separately identified.  It is our accounting policy under Canadian GAAP, and will continue to be our accounting policy under IFRS, to amortize our satellites, property and other equipment using the straight-line method over their estimated useful lives.  Under Canadian GAAP, in some cases we have grouped assets and amortized these assets over the estimated average useful life of the asset group.  Under IFRS, where these assets are significant, they will be componentized and assigned a specific useful life, and will be amortized on an individual basis.   We do not expect this difference to have a significant impact on amortization expense.

Provisions

Under IFRS, provisions are recorded when an outflow of resources is probable, which is lower than the “likely” threshold under Canadian GAAP.  In addition, there are differences in the methodologies for estimating provisions under IFRS, and there is no exemption from the recognition of constructive liabilities for asset retirement obligations and restructuring liabilities as there is under Canadian GAAP.    We do not expect these differences to have a significant impact on our recognition and measurement of provisions or disclosures of contingencies.

Employee Benefits

IAS 19, Employee Benefits, provides an accounting policy choice for the recognition of actuarial gains and losses relating to our defined benefit pension plans.  Such actuarial gains and losses may be accounted for under the corridor approach, which is our accounting policy under Canadian GAAP, or they may be recorded directly to equity with no impact on earnings or directly in earnings in the period in which they are incurred.   Under IFRS, we plan to record our actuarial gains and losses relating to our defined benefit pension plans directly to equity with no impact on earnings in the period in which they occur.  An IFRS conversion difference has been identified and quantified; however, final reviews and approvals are still pending.

Share-based Payments

Under IFRS 2, Share-based Payments, the graded vesting method, under which each installment is recognized as a separate stock option grant, must be used for the recognition of share based compensation cost.  This will result in more compensation expense being recognized earlier in the vesting period, compared to the Canadian GAAP approach which allowed compensation expense to be amortized on a straight-line basis over the vesting period.  It is expected that the impact of this difference on transition will be a decrease to retained earnings and an increase to contributed surplus. An IFRS conversion difference has been identified and quantified; however, final reviews and approvals are still pending

Foreign Currency Translation

IAS 21, The Effects of Changes in Foreign Exchange Rates, provides more explicit guidance than Canadian GAAP with respect to the primary and secondary indicators of the functional currency of an entity.   We expected that this would result in a change in the functional currency of certain of our foreign subsidiaries and we have quantified the impact; however, final reviews and approval are still pending.

Leases

As compared to Canadian GAAP, IAS 17, Leases, does not provide the same quantitative measures to determine the classification of a lease.  As a result, the classification of a lease is based solely on the substance of the transaction and the transfer of the risks and rewards of ownership of the leased asset.   We are still assessing whether this difference will impact the classification of any of our leases on transition to IFRS.

Income Taxes

The most significant impact of IAS 12, Income Taxes, will be the tax impact on accounting policy decisions, and other differences between Canadian GAAP and IFRS resulting from other IFRS standards.  We have not identified any significant impact under IAS 12, however, we have quantified the tax impact on other accounting policy decisions.  Final reviews and approvals are still pending.

Training

Detailed formal IFRS training has been provided to all finance employees who are involved in the IFRS convergence project or who will be directly responsible for accounting under IFRS after the transition.    Formal training has also been provided to our audit committee.  In addition, general IFRS training will be provided to a broader group of finance employees, and employees from other areas within the Company who will be impacted by IFRS.  This training will be completed by the fourth quarter of 2010.

Contractual and Compensation Arrangements

A preliminary assessment of the impact of IFRS differences on our financial covenants has been completed and the impact is not expected to be significant; however a final assessment will be completed once all IFRS differences have been quantified.  The assessment of the impact of IFRS differences on our compensation arrangements was still in progress at the end of the third quarter of 2010.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

The implications of IFRS differences on our internal control over financial reporting are identified during the assessment of each IFRS standard, and the resulting process changes will be evaluated by our Control Compliance group as they are implemented throughout 2010.

We began making MD&A disclosures in December 2009 related to our conversion to IFRS and will continue to provide updated disclosures on a quarterly basis as the project progresses throughout 2010. Please refer to the management’s discussion and analysis of financial condition and results of operations contained in Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed with the SEC.   The IFRS project steering committee meets on a regular basis to track the progress of the project and review the impact of the identified differences between IFRS and Canadian GAAP on our financial position, financial statement disclosures, and MD&A disclosures.

Embedding Phase

We began the embedding phase of our IFRS implementation in the third quarter of 2010, with retrospective application to January 1, 2010.  As part of our embedding phase, we will effectively maintain two parallel books of account: one set will use the existing version of Canadian GAAP for reporting during the year, the second set will use the existing version of IFRS for comparative reporting to be used in 2011. The International Accounting Standards Board continues to develop the IFRS currently in place, and we continually assess the impact of these developments on our IFRS conversion plan.

Recent U.S. Accounting Pronouncements

There were no new U.S. accounting pronouncements with significant impact for the quarter ended September 30, 2010.

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

See Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the section “Market Risk”.

PART II.  OTHER INFORMATION

Item 1.  Legal Proceedings

We discuss certain legal proceedings in Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC, in the section titled “Legal Proceedings” and in Telesat Canada’s quarterly report on Form 6-K for the three month period ended March 31, 2010 furnished to the SEC on May 6, 2010.  We refer the reader to that discussion for information concerning those proceedings.  There have been no material developments in those proceedings since May 6, 2010.

Item 1A.  Risk Factors

Our business and operations are subject to a significant number of known and unknown risks and uncertainties.

The most significant of the known risks are summarized in, and the reader’s attention is directed to, the section titled “Risk Factors” of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC, as well as in Telesat Canada’s quarterly report on Form 6-K for the three and six month periods ended June 30, 2010 furnished to the SEC on August 5, 2010.  There have been no material changes to those risk factors.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results.

Item 2.  Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.  Defaults Upon Senior Securities

None.

Item 4.  Reserved.

Item 5.  Other Information

None.

Item 6.  Exhibits

Not applicable.